Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

Gin & Luck Inc.

(Exact name of registrant as specified in its charter)

Commission File No. 024-11463

Delaware	83-0906953
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1604 Philadelphia Pike, Suite 263, Wilmington, Delaware	19809
(Address of principal executive offices)	(Zip Code)

(213) 613-0464
Registrant’s telephone number, including area code

Series B Preferred Stock Series C-1 Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the term “Gin & Luck,” “we,” “us,” “our,” or “the Company” refers to Gin & Luck Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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ITEM 1.	BUSINESS

Overview

Gin & Luck Inc. is a corporation organized under the laws of the State of Delaware on October 8, 2020, pursuant to a statutory conversion of Gin & Luck LLC, a Delaware limited liability company. Gin & Luck LLC was originally formed as a Delaware limited liability company under the name Gin & Luck Opportunity Fund LLC on June 9, 2017 and subsequently changed its name to Gin & Luck LLC on August 16, 2017. In October of 2018, David Kaplan, Alex Day, Devon Tarby, and Ravi Lalchandani combined the Death & Co brand and Proprietors LLC to form Gin & Luck, a full-scale hospitality group. This move allowed an alignment of ownership interest across Proprietors LLC, their management and consulting arm, and Death & Co, their flagship brand (the “Reorganization”). Today, the Company operates as a holding company for entities associated with the Death & Co brand, Proprietors LLC, as well as the Company’s newer Close Company brand.

Our Business

Gin & Luck is a cocktail focused hospitality group whose primary business is:

•	Creating owned cocktail driven food & beverage (“F&B”) destinations in leased spaces
•	Hotel development and management
•	Branded and cocktail themed e-commerce retail services
•	Hotel F&B program management services
•	Cocktail recipe book writing
•	Ready-to-drink canned and bottled beverages
•	Trademark licensing

Company History

In 2005, David Kaplan moved to East 7th Street in the East Village, renting an apartment above the wine bar The Bourgeois Pig, owned by Ravi Lalchandani. The two became friends and looked to open a business together, soon finding a space just a block over on East 6th Street – a space that would eventually become Death & Company. The pair opened the bar on New Year’s Eve, December 31, 2006, and days later, Death & Co appeared on the front page of the New York Times Sunday Styles section.

Shortly after opening, Alex Day joined the bar team, starting with just one Sunday swing shift and moving up the ranks from there. Alex and David quickly developed a strong working relationship and formed Proprietors LLC in 2008, a new company focused on consulting in the cocktail bar space. That same year, they signed their first client in Philadelphia, designing and opening The Franklin near Rittenhouse Square – a bar that would become a nationally recognized institution, receiving multiple James Beard nominations, press, and ushering in a new era of cocktail bars in Philadelphia. David and Alex moved to Los Angeles in 2010 to pursue the expansion of their consulting business. There, they met Devon Tarby, then a rising star in the Los Angeles bar scene and a bartender at the lauded cocktail destination The Varnish. Recognizing her talent, Alex and David asked Devon to join the company almost immediately.

Affiliated Entities

Little Hands Play Café, Inc. (dba Death & Co) was an S corporation incorporated on April 30, 1996, under the laws of the State of New York, and headquartered in New York, New York. The entity operated a critically acclaimed and award-winning bar in New York’s East Village, that specialized in the formulation of original new-era cocktails until November 9, 2018, at which time it entered into a contribution agreement, as described below.

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Prior to the Reorganization on November 9, 2018, Little Hands Play Café, Inc. entered into a contribution agreement with Death & Co East Village LLC, pursuant to which Little Hands Play Café, Inc. transferred all assets to Death & Co East Village LLC, in exchange for a 100% membership interest in Death & Co East Village LLC. Subsequent to the transaction described in the previous sentence, Little Hands Play Café Inc. contributed all of its ownership in Death & Co East Village LLC to Gin & Luck on November 9, 2018, in exchange for a certain amount of Common Units equating to 6.870% of ownership in the Company as of the present time. Thereafter, Little Hands Play Café Inc. functions solely as a passive stockholder of Gin & Luck Inc.

The Company’s mailing address is 1604 Philadelphia Pike, Suite 263, Wilmington, Delaware 19809. The Company’s website is http://www.ginandluck.com.

Principal Products and Services

Brick & Mortar

The Company builds out, opens, and operates leased spaces in major markets. As of December 31, 2025, the Company operates the following six (6) Death & Co and Close Company branded locations, and is in the process of developing one additional location:

•	Death & Co New York

The Company’s flagship bar opened on New Year’s Eve, December 31, 2006. It operates as an evening cocktail bar serving beverages and food. Prior to 2020, the location experienced consistent year-over-year revenue growth, generating approximately $2.2 million in revenue in 2019 at a 15% margin. In fiscal year 2025, Death & Co New York generated approximately $2.13 million in revenue and approximately $118,000 in store-level operating income (defined as revenue less direct operating expenses for the location, prior to corporate overhead allocations). This was a 4.6% reduction in revenue and a 6.6% decrease in store-level operating income from fiscal year 2024.

•	Death & Co Denver

In May 2018, Death & Co Denver opened in The Ramble Hotel, marking the Company’s first foray into full-service food, beverage, and hotel integration. Death & Co Denver comprises various concepts, spanning 12,000 sq. ft. and including five (5) bars. Following its opening, the location experienced significant growth generating approximately $4.7 million in revenue in 2019. In fiscal year 2025, Death & Co Denver generated $5.48 million in revenue and approximately $364,000 in store-level operating income (defined as revenue less direct operating expenses for the location, prior to corporate overhead allocations). This represented revenue that remained generally consistent with fiscal year end 2024 and a 1% decrease in store-level operating income from fiscal year 2024.

•	Death & Co Los Angeles

The Company opened Death & Co Los Angeles in December 2019 in the Arts District of Los Angeles. The approximately 3,000-square-foot space is a return to certain aspects of the New York City flagship; it is an independent property not affiliated with a hotel, with minimal food service, and a similar look and feel to the original Death & Co; it features two (2) bar rooms and a larger guest capacity than the New York flagship. The location generated approximately $212,000 in January 2020 and $214,000 in February 2020 in its initial months of operation, prior to a temporary closure. In fiscal year 2025, Death & Co Los Angeles generated approximately $2.56 million in revenue and a store-level operating loss of approximately $147,000 (defined as revenue less direct operating expenses for the location, prior to corporate overhead allocations). This was a 12.40% reduction in revenue and a 10.35% decrease in store-level operating income from fiscal year 2024.

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•	Death & Co Washington D.C.

The Company opened Death & Co Washington D.C. (“Death & Co D.C.”) in July 2023. The location is an independent property not affiliated with a hotel and reflects elements of the original Death & Co concept, including a similar design aesthetic and limited food service offering. In fiscal year 2025, Death & Co D.C. generated approximately $2.08 million in revenue and a store-level operating loss of approximately $150,000 (defined as revenue less direct operating expenses for the location, prior to corporate overhead allocations). This was a 7.23% reduction in revenue and a 7.33% decrease in store-level operating income from fiscal year 2024.

•	Close Company Nashville

The Company opened Close Company Nashville in May 2025. The location represents the Company’s first Close Company concept, a neighborhood-oriented cocktail bar format designed to operate with a streamlined labor model and lower cost structure. In fiscal year 2025, the location generated approximately $1.36 million in revenue, reflecting a partial year of operations following its opening and approximately $129,000 in store-level operating income (defined as revenue less direct operating expenses for the location, prior to corporate overhead allocations and new store operating expenses).

•	Close Company Atlanta

The Company opened Close Company Atlanta (also referred to as “Little Co Atlanta”) in October 2025. The location represents a smaller-format implementation of the Close Company concept. From its opening through December 31, 2025, the location generated approximately $270,000 in revenue, reflecting a partial year of operations.

B to B Consulting

The Company owns and operates Proprietors LLC (“Proprietors”), which historically operated as a business-to-business consulting firm focused on bar programs for bars, restaurants, hotels, theaters, and similar venues. Proprietors consulting has been substantially wound down to allow the Company to focus on owned growth initiatives. Proprietors now maintains one (1) open licensing contract, discussed in more detail below under “Licensing.”

Management Services

The Company provides food and beverage management services, including the development, launch, and operation of new bar concepts. Ownership groups contract with the Company to create and/or operate food and beverage operations, including design direction, opening logistics, training, and programming of offerings, for a set period of time (between five (5) and ten (10) years).

Licensing

The Company, through Proprietors, currently licenses the marks “Spirit & Bell” and “Spirit & Bell by D&C” to SSP America, Inc., which operates a bar/restaurant in the LaGuardia airport and pays the Company a four percent (4%) licensing fee.

The Company currently licenses its intellectual property to AVC OPERATIONS PTY LIMITED and QUEENSLAND VENUE CO PTY LTD, each an Australian proprietary company, in connection with the operation and development of Death & Co bars in Australia, including the Death & Co Melbourne location, which commenced operations on November 14, 2025, and the Death & Co Brisbane location, which commenced operations on December 5, 2025. The licensees must pay the Company an annual license fee equal to fifteen percent (15%) or twenty percent (20%) of qualifying revenue, respectively. Additionally, the licensees must pay the Company a one-time development fee of $200,000 for the first bar, $150,000 for the second bar, and at least $150,000 for each additional bar developed under the consulting and license agreement.

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The Company currently licenses the mark “Close Company” to Venetian Las Vegas Gaming, LLC, a Nevada limited liability company, in connection with the operation of the Close Company Las Vegas location at The Venetian hotel and casino, which commenced operations on June 26, 2025. Pursuant to the applicable license agreement, the licensee pays the Company a $100,000 one-time development fee, and an ongoing licensing fee equal to five percent (5%) of qualifying revenue.

These licensing arrangements enable the Company to expand its brand footprint through capital-light structures.

Hotel Services

Under the common name of “Midnight Auteur,” the Company pursues hotel projects in partnership with Ryan Diggins of The Ramble Hotel and his company, Ramble DMC. The initiative consists of two (2) primary components: (i) the acquisition of hotel properties as investments, with the objective of an eventual sale, and (ii) the management of such hotel properties pursuant to management contracts. The Company has two (2) Midnight Auteur projects, one still under development. The first project is located in Savannah, Georgia, which was opened in June 2025 with a forty-four (44) room hotel with three (3) food and beverage outlets. The second project is under development, located in Bozeman, Montana, and is expected to include eighty (80) to eighty-eight (88) rooms and two (2) food and beverage outlets.

G&L Hotel Holdings, LLC holds investments in hospitality-related projects, and it accounts for such investments under the equity method. The Company recognized losses related to these investments during fiscal years 2025 and 2024. In fiscal year 2025, the Company, through its Midnight Auteur platform, participated in the development and launch of Municipal Grand, a boutique hotel located in Savannah, Georgia, which includes multiple food and beverage outlets, including The Hot Eye— a cocktail bar that commenced operations on October 9, 2025.

In connection with this project, the Company, through G&L Hotel Holdings, LLC, invested approximately $400,000 and provides food and beverage programming and related services to the property, from which it in turn receives compensation.

Ready to Drink

Death & Co Proprietors LLC has a license and formulation consulting agreement for a line of Death & Co ready-to-drink canned and bottled cocktails currently in distribution for both on- and off-premise channels.

Retail Market

Gin & Luck Inc. operates deathandcompanymarket.com, an online retail shop for bar related products and Death & Co branded goods. The marketplace generated approximately $583,000 in fiscal year 2025, which was approximately a 15% decrease from fiscal year 2024. In fiscal year 2024, net sales amounted to approximately $689,000.

Books

The Company, along with co-author Nicholas Fauchald, published Death & Co: Welcome Home, which was released on November 16, 2021. This is the third book published under the Death & Co brand and the first for which the Company owns underlying intellectual property rights as part of the author group, including the copyright. The Company’s rights in Death & Co: Welcome Home are subject to a publishing agreement with Penguin Random House, pursuant to which the publisher has broad rights to publish, distribute, and otherwise commercially exploit the work. The Company also retains underlying copyright ownership in Death & Co: Modern Classic Cocktails, but does not directly control primary publishing, distribution, or certain licensing and subsidiary rights that were granted to the publisher under the applicable publishing agreement. The Company participates economically in these books through applicable royalty and revenue-sharing arrangements. The Company’s books have contributed significantly to the Company’s brand recognition. These publications include:

•	Death & Co: Modern Classic Cocktails. Since its 2014 release, Death & Co: Modern Classic Cocktails has become one of the best-selling cocktail books of all time, helping establish the Death & Co brand as a widely recognized name in the cocktail industry. The book was nominated for an IACP Global Design Award, a James Beard Award, and a Tales of the Cocktail Spirited Award for Best New Cocktail Book.

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•	Cocktail Codex: Fundamentals, Formulas, Evolutions. Cocktail Codex: Fundamentals, Formulas, Evolutions was released to immediate acclaim. Cocktail Codex was nominated for Best Beverage Book by the James Beard Awards, and won Book of the Year, the first beverage book in the category to take home the prize. Cocktail Codex also won for Best New Cocktail Book at the Tales of the Cocktail Spirited Awards.
•	Death & Co: Welcome Home. Published on November 16, 2021, this book guides home bartenders in pro techniques, ingredient selection, and palate development. It includes 600+ recipes—classics, low-ABV, nonalcoholic, and original cocktails—plus tips for hosting, home bar setup, and party scaling. Death & Co: Welcome Home was nominated for the 2022 James Beard Award for “Best Beverage Book with Recipes,” the 2022 Tales of the Cocktail Spirited Award for “Best New Cocktail or Bartending Book,” and the 2022 IACP Award for “Food Photography & Styling.”

Our Competitive Edge

Gin & Luck’s competitive edge consists of: (a) its consistently successful efforts, including through Death & Co, to attract the market’s best hospitality talent by offering healthcare and other benefits and maintaining its reputation as best-in-class employer, and (b) the strength of the Death & Co brand, which extends beyond the Company’s physical locations, as evidenced by media impressions, social media following, book sales, and overall reputation within the hospitality industry.

Target Customer

The majority of the Company’s customer base is derived from its Death & Co brick & mortar destinations. The Company’s brick & mortar customer base resides primarily in dense urban markets with thriving food and beverage scenes. The Company’s target customers travel extensively, have moderate to high levels of disposable income, and seek out new experiences regularly. The Company’s core clientele has historically ranged from individuals in their early twenties to those in their mid-forties; however, due to the brand’s broader cultural reach, the Company’s demographics have often extended to include customers in their sixties and seventies.

The Industry

According to the Distilled Spirits Council of the United States (“DISCUS”), the U.S. spirits industry has remained relatively stable. In 2023, supplier sales were essentially flat (0.2%), totaling $37.7 billion, while volumes rose 1.2% to 308.8 million 9-liter cases. The challenging sales environment was attributed to various market factors, including difficult economic conditions with high inflation and interest rates reducing consumer discretionary spending. In 2024, the spirits sector maintained its market share lead within the total beverage alcohol market; however, spirits supplier sales in the United States declined by 1.1% to $37.2 billion, while volumes rose 1.1% to 312.2 million 9-liter cases (DISCUS).

The bars and nightclubs market, which was severely impacted by the COVID-19 pandemic, saw significant recovery beginning in 2021 and continuing into 2022 and 2023. While on-premise sales have rebounded, they remain slightly below pre-pandemic levels. The market continues to demonstrate a positive trend, supported by increasing consumer confidence and spending in these establishments (DISCUS).

With the spirits industry continuing to grow and bars and nightclubs recovering, there are opportunities for expansion. Lower lease rates and a higher volume of available spaces present a strategic advantage for opening new properties with lower build-out and occupancy costs. These conditions may enable operators to capitalize on the recovering market and increasing consumer demand for premium spirits and on-premise experiences (DISCUS).

Overall, the spirits industry and broader hospitality sector appear to be on a positive trajectory, driven in part by consumer preferences for premium products and an improving economic environment. This recovery may present opportunities for strategic expansion and investment in new properties.

Marketing

The Company relies significantly on public relations and social media to support its marketing efforts, including more than 7.5 billion media impressions in fiscal year 2025 and over 342,000 followers on the Death & Co Instagram account.

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Competition

The industries and markets in which we operate are highly competitive. The Company competes in the food and beverage, hotel, e-commerce, and food and beverage consulting services industries. The Company’s products and services compete against similar offerings of many large and small companies, including well-known local and global competitors.

Destinations: We face competition from other restaurants and bars in the areas that we serve. Among our competitors are several other companies focused on becoming national cocktail groups, including BarLab Hospitality Group, Employees Only, Nomad Bars, Dead Rabbit, and Attaboy.

Employees and Contractors

As of the date of this Form 1-K report, Gin & Luck employs 161 employees (excluding seasonal staff).

Gin & Luck Corporate: 14 (13 FT, 1 PT)

Proprietors: 0

D&C East Village: 25

D&C Denver: 58

D&C Los Angeles: 25

G&L Washington D.C.: 21

Close Company Nashville: 13

Close Company Atlanta: 13

Regulation

The Company has obtained state and city liquor licenses for all of its establishments in New York, Colorado, California, Washington D.C., Tennessee, and Georgia. In addition, the Company has obtained all health department and food service licenses necessary to operate Death & Co bars in New York City, Denver, Los Angeles, Washington D.C., Nashville, and Atlanta. Where necessary, the Company obtains and maintained elevator and fire department certifications, as required on an annual basis.

Intellectual Property

Below represents are intellectual property as of April 30, 2026:

Application or Registration #	Title	Description	File Date	Registration Date	Country
Reg. No. 3870825	DEATH & CO	Standard Character Mark	Aug. 09, 2007	Nov. 02, 2010	US
Reg. No. 6090097	DEATH & CO MARKET	Standard Character Mark	Nov. 29, 2019	Jun. 30, 2020	US
Reg. No. 6085460	COAT OF ARMS LOGO MARK	Illustration w/o Words, Letters, or Numbers	Nov. 29, 2019	Jun. 23, 2020	US
Reg. No. 6646676	DEATH & CO	Standard Character Mark	Jul. 10, 2018	Feb. 15, 2022	US
Reg. No. 6629699	DEATH & CO	Standard Character Mark	Nov. 29, 2019	Jan. 25, 2022	US
Reg. No. 7293802	SPIRIT & BELL	Standard Character Mark	Jan. 04, 2023	January 30, 2024	US
Reg. No. TMA1050633	DEATH & CO	Standard Character Mark	Aug. 22, 2016	Aug. 22, 2019	CA
Intl. Reg. No. 1504265	DEATH & CO	Standard Character Mark	July 8, 2019	July 8, 2019 (NB. File & Reg date same)	WIPO/ Madrid
Intl. Reg. No. 1504265	DEATH & CO	Standard Character Mark	December 19, 2019	July 9, 2020	EU via Madrid
Intl. Reg. No. 1504265	DEATH & CO	Standard Character Mark	December 19, 2019	Sep. 10, 2020	UK via Madrid
Intl. Reg. No. 1504265	DEATH & CO	Standard Character Mark	April 1, 2021	Dec. 9, 2021	MX via Madrid
Serial No. 98425427	Close Company	Standard Character Mark	February 28, 2024	April 21, 2026	US

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In addition, the Company owns the following domain names:

•	www.ginandluck.com
•	www.deathandcompany.com
•	www.deathandcompanymarket.com
•	www.closecompanybar.com

The Company’s remaining intellectual property consists of trade secrets, business methods and know-how, which are protected through intellectual property assignment and confidentiality agreements with its employees, advisors, and consultants.

Legal Proceedings

Sheyenne Martinez v. Death & Co Denver LLC – a discrimination complaint filed with the U.S. Equal Employment Opportunity Commission (“EEOC”). The Company is represented by Danielle Urban of Fisher & Phillips LLP. A rebuttal response was submitted, and no further communication has been received. On March 12, 2025, the EEOC issued a Dismissal and Notice of Rights, terminating its processing of the charge. The claimant had 90 days from receipt of the notice to commence a civil action; no such action was filed within the prescribed period. Accordingly, the matter is no longer pending.

Marc Rizzuto v. Death & Co East Village LLC – a labor complaint filed with the National Labor Relations Board (“NLRB”), which remains pending. The Company is represented by Craig R. Benson of Littler Mendelson P.C. The matter remains under review by the NLRB, and the Company is awaiting further communication from the agency. The Company is not aware of any material developments since the initial filing.

Jason Epsin v. Death & Co. LA LLC – a wrongful termination complaint, which was settled for a nominal amount as of May 1, 2025.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors discussed elsewhere in this Annual Report.

Overview

Gin & Luck Opportunity Fund, LLC was formed as a Delaware limited liability company on June 9, 2017. The entity was subsequently renamed Gin & Luck LLC on August 16, 2017. On November 9, 2018, the members of Death & Co Denver LLC, Death & Co East Village LLC, Death & Co LA LLC, Death & Co Proprietors LLC, and Proprietors LLC contributed their respective ownership interests in those entities to Gin & Luck LLC in exchange for membership interests in Gin & Luck LLC. Gin & Luck LLC issued 9,999,999 ownership units in the combination and no other consideration was exchanged. As a result of this transaction, Gin & Luck LLC became the holding company for these entities, aligning ownership and management under a single parent structure. These transactions were accounted for as common control acquisitions, and accordingly, the assets and liabilities of the contributed entities were recorded at historical cost, and the consolidated financial statements are presented as if the transactions had occurred at the beginning of the earliest period presented.

On October 8, 2020, Gin & Luck LLC converted to a Delaware corporation, Gin & Luck Inc., with the members’ equity units exchanged for shares of common stock of the corporation.

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The company receives revenues from the following:

•	bar and restaurant sales from the Death & Co and Close Company locations,
•	consulting and management fees from Proprietors,
•	merchandise sales from the Death & Co online retail marketplace,
•	sales of books and ready-to-drink beverages,
•	trademark licensing fees,
•	and hotel services.

The Company’s management operates virtually, and through its wholly owned subsidiaries, operates six (6) bar locations throughout the United States. These include Death & Co East Village, LLC, which opened on December 31, 2006 in New York; Death & Co Denver, LLC, which opened on May 5, 2018; Death & Co Los Angeles, LLC, which opened on December 21, 2019; and Death & Co DC, LLC, which opened on July 21, 2023. The Company also operates two locations under its Close Company brand: Close Company Nashville, which opened on May 27, 2025, and Little Co Atlanta (Close Company Atlanta), which opened on October 23, 2025. The Company also launched the “Fashioned” platform on July 27, 2025, which is available exclusively to Citi Strata Elite Members, with Citi Onyx Card Members receiving complimentary access. The Fashioned platform is intended to create and disseminate content, including courses and videos, and to serve as a digital hub for the Company’s community. In fiscal year 2025, the Fashioned platform generated approximately $281,000 in revenues, primarily through a sponsorship arrangement. In addition, the Company opened a Close Company bar in Las Vegas, Nevada on June 26, 2025, pursuant to a license management agreement, further expanding its presence in the hospitality sector.

The Company’s additional wholly owned subsidiary, Death & Co Proprietors, LLC, which licenses “Death & Co” branding and intellectual property, provides consulting and management services to its affiliates as well as to bars, restaurants and hotels worldwide.

The company’s revenues consist of sales at its bars, consulting and management fees, and merchandise sales. Revenues are presented net of complimentary discounts and sales taxes. Sales tax collected is included in other accrued expenses until the taxes are remitted to the appropriate taxing authorities. Revenues from bar and restaurant sales are recognized when payment is tendered at the point of sale. Consulting and management fee revenue is recognized as services are rendered or upon achievement of performance milestones as specified within the agreement. Revenues from the online retail market is recorded when the merchandise is shipped to a customer.

Results of Operations

Year ended December 31, 2025 Compared to Year ended December 31, 2024

The following table presents, for the periods indicated, information from our consolidated statements of income expressed as percentages of change from the fiscal year ended December 31, 2024 (“Fiscal 2024”) to the fiscal year ended December 31, 2025 (“Fiscal 2025”).

Revenues	2025	2024
Bar and restaurant operations	$13,782,296	$12,586,834
Consulting and management fees	910,074	174,203
Merchandise sales	707,581	829,183

	$15,399,951	$13,590,220

Revenues represent three (3) segments: (1) income derived from food and beverage sales, and other income, specific to each of our Death & Co brick & mortar locations, including events and other income from Gin & Luck Inc., (2) consulting and management fees, and (3) merchandise sales from the Death & Co retail marketplace.

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Total revenue increased by approximately 13.3% to $15.4 million for Fiscal 2025, compared to $13.6 million for Fiscal 2024, primarily driven by growth in bar and restaurant operations and a significant increase in consulting and management services revenue.

Revenue from bar and restaurant operations increased by approximately 9.5% to $13.8 million in Fiscal 2025, compared to $12.6 million in Fiscal 2024. The increase was primarily driven by contributions from new locations opened during 2025.

Consulting and management services revenue increased significantly to approximately $910,074 in Fiscal 2025, compared to approximately $174,203 in Fiscal 2024. This increase was driven by development fees and initial licensing fees associated with new projects and partnerships, including venue development and brand licensing arrangements. These activities included work related to new locations and collaborations with third-party operators. The increase was partially attributable to the timing and number of such projects during the period and may not be indicative of recurring revenue levels in future periods.

In May of 2019, the Company launched the online Death & Co marketplace, through which it retails branded merchandise. Prior to the launch of the marketplace, we sold limited quantities of merchandise at our bar locations in New York and Denver. Following the launch, the Company expanded its sales and reached a broader customer base. Merchandise revenues from the online marketplace decreased by approximately 15.5% to $ 582,702 in Fiscal 2025, compared to $689,235 in Fiscal 2024. These amounts reflect sales generated through the Company’s online marketplace only and do not include merchandise sold at its brick-and-mortar locations. The decrease may reflect variability in online retail demand and product mix during the period.

The Company’s primary cost of revenue consists of alcohol costs (liquor, beer, wine), food, and non-alcoholic beverage costs associated with bar operations, as well as merchandise and shipping costs related to retail sales.

Cost of Goods Sold (COGS)	2025	2024
Alcohol Cost	$2,072,260	$1,893,203
Food & N/A Beverage	721,545	709,603
Merchandise Cost	290,891	351,236
Other COGS	0	6,215
	$3,084,696	$2,960,256

The alcohol costs from Fiscal 2024 to Fiscal 2025 increased by 9.5% while food and non-alcoholic beverage costs increased by 1.7%. The alcohol costs for Fiscal 2025 constituted 13.5% of total sales, compared to 13.9% in Fiscal 2024. The food and n/a beverage costs for Fiscal 2025 constituted 4.7% of total sales, compared to 5.2% in Fiscal 2024. The merchandise costs in Fiscal 2024 represented 2.6% of total net sales and 42.0% of merchandise sales. In Fiscal 2025, the merchandise costs represented 1.9% of total net sales and 41.0% of merchandise sales.

	2025	2024
Operating Expenses	$15,966,234	$13,150,238

Operating expenses consist of salaries and benefits, occupancy expenses, supplies and materials, professional fees, general and administrative expenses and pre-opening costs associated with new locations. Operating expenses increased by approximately 21.4% $16.0 million in Fiscal 2025, compared to $13.2 million in Fiscal 2024. The increase was primarily driven by higher costs associated with the Company’s expansion, including the opening and ramp-up of new locations, as well as increased personnel, occupancy, and operating costs across the business.

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	2025	2024
Income (loss) from operations:	$(3,650,979)	$(2,520,274)

Loss from operations increased by approximately $1.13 million for Fiscal 2025 compared to Fiscal 2024. The increase in operating loss was primarily driven by higher operating expenses associated with the Company’s expansion, including the opening and ramp-up of new locations, which outpaced growth in revenues during the period.

Liquidity and Capital Resources

The Company’s financial objectives are to maintain a sufficiently strong balance sheet to support its operating initiatives and unit growth, while preserving financial flexibility to protect and enhance the competitiveness of its bars and restaurants and maintain adequate capacity to manage the risks and uncertainties associated with its operations across varying economic and industry cycles. The Company’s ongoing capital requirements relate primarily to its bar and restaurant expansion plans, the maintenance of its facilities, and investment in its corporate infrastructure. The Company has historically funded its capital requirements through cash flow from operations, business loans, and capital contributions from stockholders.

In January 2026, the Company commenced a private offering of SAFEs pursuant to Rule 506(c) of Regulation D under the Securities Act of 1933, as amended. As of the date of this report, the Company has raised approximately $1,190,066.81 in gross proceeds from such offering, which remains ongoing. The Company intends to use the proceeds for general corporate purposes, including working capital, expansion of existing and new locations, capital expenditures, and other operational initiatives. The offering is intended to support the Company’s liquidity and ongoing growth strategy.

During Fiscal 2025, the Company’s cash and cash equivalents increased by approximately $70,021, from $649,273 as of December 31, 2024 to $719,294 as of December 31, 2025. The change in cash reflects the net impact of operating, investing, and financing activities during the period.

In Fiscal 2025, capital expenditures amounted to approximately $4.5 million for property and equipment used in operations and $4.74 million for property and equipment at Gin & Luck Inc. and other non-operational subsidiary locations. In Fiscal 2024, capital expenditures were approximately $2.57 million for property and equipment used in operations and $2.8 million for property and equipment at Gin & Luck Inc. and other non-operational subsidiary locations.

Capital Expenditures and Other Obligations

The Company intends to make the following material expenditures in the near future:

•	Approximately $366,900 in connection with the repayment of the loan made by William Spurgeon on July 24, 2023 (the “Spurgeon Note”), representing outstanding principal and accrued interest as of December 31, 2025, which the Company expects to repay in December 2026.
•	Approximately $432,000 in connection with the opening of Death & Co Seattle, including leasehold improvements, buildout, and equipment, which expenditures are expected to be incurred over the period from April 2026 to August 2026.
•	Approximately $75,000 in connection with the Company’s capital expenditures, which are expected to be incurred over the period from May 2026 to December 2026.
•	In addition, the Company has other material contractual obligations in the near term, relating to the continued development and operation of its “Fashioned” digital platform (the “Fashioned Project”), an online education and content platform launched in July 2025. In connection with the Fashioned Project, the Company has entered into a multi-year sponsorship arrangement with Citi Bank, pursuant to which Citi Bank has committed to provide aggregate funding of approximately $925,000 over a three-year period, payable in installments subject to milestone-based invoicing. The Company expects that a portion of its capital expenditures and operating costs associated with the Fashioned Project will be funded through such sponsorship payments; however, the Company may be required to fund certain development, content creation, and operating expenses in advance of, or in excess of, such payments.

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Indebtedness

In October 2025, the Company secured a loan from American Express National Bank (the “AMEX Loan Oct 2025”) with a 12-month term, providing $72,500 in funding. The Amex Loan Oct 2025 bore interest at 9.90% per annum and was payable in monthly installments until October 2026, the maturity date. As of December 31, 2025, the outstanding balance under the AMEX Loan Oct 2025 was $62,268.

In September 2025, Lightspeed Capital advanced the Company $125,000 under a merchant cash advance arrangement that requires daily remittances equal to 11% of credit and debit card sales until a total of $140,625 (representing the $125,000 advance plus a fixed $15,625 finance fee) has been repaid, with no prepayment provisions. As of December 31, 2025, the outstanding balance under this arrangement was $82,894.

In August 2025, Lightspeed Capital advanced the Company $146,000 under a merchant cash advance arrangement that requires daily remittances equal to 11% of credit and debit card sales until a total of $165,214 (representing the $146,000 advance plus a fixed $19,214 finance fee) has been repaid, with no repayment provisions. As of December 31, 2025, the outstanding balance under this arrangement was $67,220.

In July 2025, Lightspeed Capital advanced the Company $245,000 under a merchant cash advance arrangement that requires daily remittances equal to 11% of credit and debit card sales until a total of $269,5000 (representing the $245,000 advance plus a fixed $24,5000 finance fee) has been repaid, with no prepayment provisions. As of December 31, 2025, the outstanding balance under this arrangement was $85,479.

In July 2025, the Company secured a loan from American Express National Bank (the “AMEX Loan July 2025”) with a 12-month term, providing $75,300 in funding. The Amex Loan July 2025 bears interest at 9% per annum and requires monthly repayments of principal and interest until the maturity date. As of December 31, 2025, the outstanding balance was $43,925.

On February 26, 2025, David Kaplan, the Company’s Chief Executive Officer and a member of its Board of Directors, made a loan to the Company in the principal amount of $200,000 (the “2025 DK Promissory Note”). The 2025 DK Promissory Note bears an interest at a rate of 12% per annum and was originally scheduled to mature on September 30, 2025. The maturity date was subsequently extended to December 31, 2026 pursuant to an Amendment No. 1 to Promissory Note Agreement. As of December 31, 2025, the full principal amount of the note remained outstanding. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, and security deposits for new projects.

On February 26, 2025, William Spurgeon, a director on the Company’s Board of Directors, made a loan to the Company in the principal amount of $200,000 (the “2025 Spurgeon Promissory Note”). The 2025 Spurgeon Promissory Note bore interest at a rate of 12% per annum and was originally scheduled to mature on September 30, 2025. The note was repaid in full on September 8, 2025, and no amounts remain outstanding. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, and security deposits for new projects.

On February 11, 2025, the Company obtained a business line of credit loan from American Express National Bank (the “AMEX Loan #2”) in the aggregate amount of $60,200. The AMEX Loan #2 bears interest at a rate of 9% per annum, has a one-year maturity, and requires monthly payments. The AMEX Loan #2 may be repaid at any time prior to maturity with no repayment penalties. As of December 31, 2025, the outstanding balance under the AMEX Loan #2 was $10,033.33.

On January 16, 2025, Robert and Laurence Kaplan, family members of David Kaplan, the Company’s Chief Executive Officer and a director on the Company’s Board of Directors, made a loan to the Company in the amount of $350,000 (the “2025 R&L Kaplan Promissory Note”). The 2025 R&L Kaplan Promissory Note bears interest at a rate of 6.397% per annum and was originally scheduled to mature on May 1, 2025. The maturity date was subsequently extended to September 1, 2025 and further extended to December 31, 2026 pursuant to amendments to the promissory note. As of December 31, 2025, the full principal amount of the note remained outstanding. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, and security deposits for new projects.

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On or about September 26, 2024, the Company entered into a Promissory Note with William J. Schlacks IV in the principal amount of $300,000 (“W. Schlacks Note”). The W. Schlacks Note bears interest at a rate of 12% per annum and is payable in monthly installments, with a maturity date of June 28, 2026. As of December 31, 2025, the outstanding balance under the W. Schlacks Note was $64,733. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, security deposits for new projects, and partial funding of certain projects, including Close Company Nashville, Close Company Atlanta, and Municipal Grand Savannah.

In September 2024, the Company secured a loan from American Express National Bank (the “AMEX Loan Sep 2024”) with a 12-month term, providing $130,800 in funding. The Amex Loan Sep 2024 bore interest at 9% per annum and was payable in monthly installments until September 2025, the maturity date. The AMEX Loan Dec 2023 was repaid in full during Fiscal 2025, and no balance remains outstanding.

On or about August 29, 2024, the Company entered into a Revenue Purchase Agreement with Black Olive Capital LLC (“Black Olive”), pursuant to which Black Olive advanced $400,000 in exchange for the purchase of $516,000 of the Company’s future receivables (the “Black Olive Rev Purchase”). The Black Olive Rev Purchase was repaid in full in October 2025. In October 2025, the Company entered into a new Revenue Purchase Agreement with Black Olive, pursuant to which Black Olive advanced $400,000 in exchange for the purchase of $516,000 of the Company’s future receivables. The agreement requires weekly remittances of approximately $7,908, subject to adjustment to approximately 2% of actual revenues, and is secured by a blanket first-priority lien on the Company’s assets and personally guaranteed by the Company’s owners. As of December 31, 2025, the outstanding balance under this arrangement was $381,563. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, security deposits for new projects, and partial funding of certain projects, including Close Company Nashville, Close Company Atlanta, and Municipal Grand Savannah.

On or about June 21, 2024, Death & Co East Village LLC received a cash advance equal to $199,000 from Lightspeed Capital (“East Village Cash Advance”). Lightspeed Capital is an affiliate of Death & Co East Village LLC’s point of sale system. The East Village Cash Advance bore interest at an annual rate of 14% and was repaid through daily remittances equal to 8% of sales until satisfied. The East Village Cash Advance was repaid in full during Fiscal 2025, and no balance remains outstanding.

On or about June 21, 2024, Death & Co LA LLC received a cash advance equal to $200,300 from Lightspeed Capital (“Los Angeles Cash Advance”). Lightspeed Capital is an affiliate of Death & Co LA LLC’s point of sale system. The East Village Cash Advance bore interest at an annual rate of 14% and was repaid through daily remittances equal to 8% of sales until satisfied. The Los Angeles Cash Advance was repaid in full during the year ended December 31, 2025, and no balance remains outstanding.

On or about June 21, 2024, Death & Co DC LLC received a cash advance equal to $212,000 from Lightspeed Capital (“DC Cash Advance”). Lightspeed Capital is an affiliate of Death & Co DC LLC’s point of sale system. The DC Cash Advance bears interest at an annual rate of 14% and is repaid through daily remittances equal to 8% of sales until satisfied. As of December 31, 2025, the outstanding balance under the DC Cash Advance was $485.

On or about June 21, 2024, Death & Co Denver LLC received a cash advance equal to $250,000 from Lightspeed Capital (“Denver Cash Advance”), with a total repayment obligation of approximately $285,000, inclusive of a $35,000 finance fee. Lightspeed Capital is an affiliate of Death & Co Denver LLC’s point of sale system. The Denver Cash Advance bore interest at an annual rate of 14% and was repaid through daily remittances equal to 8% of sales until satisfied. The Denver Cash Advance was repaid in full during the year ended December 31, 2025, and no balance remains outstanding.

On February 14, 2024, David Kaplan, the Company’s Chief Executive Officer and a member of its Board of Directors, made a loan to the Company in the amount of $750,000 (the “DK Promissory Note”). The DK Promissory Note bears an interest rate of 6.397% per annum and was originally scheduled to mature on December 31, 2024. The maturity date was subsequently extended, most recently to December 31, 2026, pursuant to amendments to the promissory note. As of December 31, 2025, the full principal amount of the note remained outstanding. The proceeds of this note were used for general working capital purposes, including payroll, capital expenditures, security deposits for new projects, and partial funding of certain projects, including Close Company Nashville, Close Company Atlanta, and Municipal Grand Savannah.

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On or about July 24, 2023, William Spurgeon, a director on the Company’s Board of Directors to the Company, made a loan to the Company in the amount of $300,000 (the “Spurgeon Note”). The Spurgeon Note bears interest at a rate of 9% per annum and provides for repayment of principal and accrued interest upon the earlier of three years from issuance or the occurrence of the Company’s next financing round, which occurred on July 17, 2024. The maturity date has since been extended to September 1, 2025, and subsequently to December 31, 2026 pursuant to amendments to the note. As of December 31, 2025, the outstanding principal balance was $300,000, plus accrued interest of approximately $66,900.

In December 2023, the Company executed a Promissory Note with Premiere Ventures LLC in consideration for loan proceeds in the aggregate amount of $500,000 (the “December 2023 Promissory Note”). The December 2023 Promissory Note bore interest at a rate of 12% per annum and required equal monthly payments of principal and interest beginning March 18, 2024 through December 18, 2024. On or about September 26, 2024, after substantial repayment of the December 2023 Promissory Note, the remaining balance was refinanced pursuant to an amended and restated promissory note (the “Refinanced Premiere Promissory Note”), with the principal amount increased to $350,000. The Refinanced Premiere Promissory Note bears interest at a rate of 12% per annum, compounding annually, and is payable in equal monthly installments, with a maturity date of June 28, 2026. As of December 31, 2025, the outstanding balance under the Refinanced Premiere Promissory Note, net of unamortized discount, was $96,045.

In May 2023, the Company entered into a Credit Purchase Agreement (the “Credit Purchase Agreement”) for the purchase of electronic credit certificates for specified dollar amounts that may be used to purchase food, beverages, and other goods and services sold at the Company’s restaurant locations. Upon the occurrence of certain conditions, the Company may sell tranches of $300,000 of credit certificates at a purchase price of $150,000 per tranche. Subsequently, on February 12, 2025, the Company amended the Credit Purchase Agreement (the “1st Amendment to Credit Purchase Agreement”) to allow for the additional purchase of electronic credit certificates for specified dollar amounts that may be used to purchase food, beverages, and other goods and services sold at the Company’s restaurant locations. Subject to certain conditions, the Company agreed to sell a tranche of $200,000 of credit certificates at a purchase price of $100,000. To date, $1,100,000 worth of credit certificates have been purchased, for a total of $550,000 received by the Company.

In June 2023, David Kaplan, the Company’s Chief Executive Officer and a director of its Board of Directors, and Jenna Gerbino, in their joint capacity, made a loan to the Company in the principal amount of $120,000 (the “DK & JG Promissory Note”). The DK & JG Promissory Note originally bore interest at a rate of 8% per annum and was initially due two months from issuance. In November 2023, the DK & JG Promissory Note was amended to provide that interest accrued at a rate of 8% per annum through October 31, 2023 and 12% per annum thereafter, with a maturity date of April 30, 2024. The maturity date was subsequently extended to December 31, 2026 pursuant to further amendments to the promissory note. As of December 31, 2025, the outstanding principal balance was $120,000.

In December 2023, the Company was issued a Business Line of Credit Loan from American Express National Bank (the “AMEX Loan Dec 2023”) in the aggregate amount of $115,000. The AMEX Loan Dec 2023 bore interest at a monthly rate of 9% and was payable in monthly installments, with a one-year maturity from origination. The Company could prepay amounts outstanding under the facility at any time without penalty. The AMEX Loan Dec 2023 was repaid in full during Fiscal 2025, and no balance remains outstanding.

In April 2022, Death & Co DC LLC, a subsidiary of the Company, executed a Promissory Note in consideration for loan proceeds in the aggregate amount of $325,000 (the “April 2022 Promissory Note”). The April 2022 Promissory Note bore interest at a rate of 4.5% per annum and was payable in thirty-six equal monthly installments of principal and interest, with a maturity date of September 1, 2025. Monthly payments commenced on September 1, 2022. The April 2022 Promissory Note was repaid in full on September 30, 2025, and no balance remains outstanding.

In December 2021, the Company entered into a Guaranty with Little Giant, LLC, a Maine limited liability company, pursuant to which the Company guaranteed the obligations of G&L Maine LLC, a now dissolved subsidiary of the Company, under a promissory note in the principal amount of $50,000 (the “Little Giant Note”). The Little Giant Note was issued in connection with, and as partial consideration for, that certain Asset Purchase Agreement, dated October 7, 2021, between G&L Maine LLC and Little Ginat, LLC. The Little Giant Note bears interest at a rate of 4.5% per annum and is payable in monthly installments of $934, with a maturity date of February 3, 2027. As of December 31, 2025, the outstanding balance under the Little Giant Note was approximately $10,027.

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During August and September 2020, the Company’s subsidiaries were issued loans from the U.S. Small Business Administration (“SBA”) in the aggregate amount of $317,500 pursuant to the Economic Injury Disaster Loans (“EIDL”) Program of the CARES Act, under the following terms:

(i)	On August 13, 2020, Proprietors LLC was issued an EIDL loan from the SBA in the amount of $150,000. The loan matures on August 13, 2050, and bears interest at a rate of 3.75% per annum, payable monthly and commenced on August 14, 2021.

(ii)	On August 14, 2020, Death & Co East Village LLC was issued an EIDL loan from the SBA in the amount of $150,000. The loan matures on August 14, 2050, and bears interest at a rate of 3.75% per annum, payable monthly and commenced on August 14, 2021.

(iii)	On August 27, 2020, Death & Co LA LLC was issued an EIDL loan from the SBA in the amount of $17,500. The loan matures on August 27, 2050, and bears interest at a rate of 3.75% per annum, payable monthly and commenced on August 27, 2021.

As of December 31, 2025, the aggregate outstanding balance under the EIDL loans was approximately $300,315.

In May 2020, the Company was issued PPP loans from J.P. Morgan Chase in the aggregate amount of $1,289,370, pursuant to the PPP. The loans bear interest at a rate of 0.98% per annum, payable monthly and commenced on August 1, 2021. The loans may be repaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, part or all of the loans may be forgiven if the proceeds were used for qualifying expenses as described in the CARES Act, which include payroll costs, costs to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Qualifying expenses paid with loan proceeds as of December 31, 2021, and 2020 totaled $1,047,435 and $354,708, respectively. Loan proceeds not used for qualified expenses totaled $241,935.

Trend Information

Recent Trends

Since the end of Fiscal 2025, the Company’s subsidiaries have experienced a modest decline in bar and restaurant revenues, primarily attributable to softer customer traffic at certain mature locations. This decline has been partially offset by contributions from locations opened in 2025, increased revenues from licensed venues, and a greater emphasis on private events and group bookings. Production and service capacity have remained stable, and inventory levels have been actively managed in line with current demand, with no material build-up in inventory or unusual purchase commitments.

Consistent with broader U.S. consumer trends, customers have exhibited increased price sensitivity, which has limited the Company’s ability to offset higher operating costs through pricing. The Company has implemented selective price increases in response to inflationary pressures, including higher input and labor costs, while also focusing on higher-margin revenue streams such as events and contracted bookings. These measures have mitigated, but not fully offset, cost increases, resulting in stable to modestly compressed margins at certain subsidiaries.

Current-Year Trends and Uncertainties

For the current 2026 fiscal year, the Company expects that continued consumer price sensitivity and variability in discretionary spending will likely impact net sales and profitability, particularly at mature locations that are more dependent on consistent customer traffic. While the Company is increasing its focus on events and contracted bookings to support revenue stability, there can be no assurance that these efforts will fully offset potential declines in walk-in traffic.

In addition, ongoing inflation in input costs and potential wage increases are reasonably likely to continue to pressure margins unless offset by operational efficiencies, menu optimization, and targeted pricing adjustments.

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The Company’s results of operations and liquidity may also be affected by the timing and performance of planned new location openings, including a Death & Co location in Seattle, and the pace of capital deployment, including funds raised through Regulation D offerings. Delays in development, higher-than-expected opening costs, slower-than-anticipated ramp-up of new locations could adversely affect revenues, profitability, and capital resources.

These factors, individually or in the aggregate, may cause the Company’s current-year results to differ from historical performance and may limit the extent to which prior results are indicative of future operating results or financial condition.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

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ITEM 3.	DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The following table sets forth the name and position of each of our current executive officers, directors and significant employees.

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
David Kaplan	Chief Executive Officer	44	From Oct 2018	FT
Alex Day	Chief Operating Officer	42	From Oct 2018	FT

Directors:
David Kaplan	Director	44	From Oct 2018
Alex Day	Director	42	From Oct 2018
Ravi Lalchandani	Director	52	From Oct 2018
Leland O’Connor	Director	37	From Dec 2018
William Spurgeon	Director	61	From Dec 2018

Significant Employees:
Willie Rosenthal	Vice President of Operations, Openings & Hotel Operations	41	From Dec 2017	FT
Nora Varcho	Senior Director of Brand	29	From Apr 2021	FT
Wes Hamilton	Vice President of Operations, B&M Venues	50	From Jan 2018	FT
Brenda Joy Gilmore	Senior Director of People & Culture	56	From Feb 2024	FT
Tyson Buhler	Vice President of Operations, Product	42	From Mar 2019	FT
Aleksandra MacDougall	Senior Director of Finance	40	From May 2023	FT

David Kaplan, Chief Executive Officer (CEO), Director

David has worked in the hospitality business since the age of 13. In the summer of 2006, at the age of 24, he opened Death & Co, a cocktail bar in the East Village of Manhattan, with his partner Ravi Lalchandani. At the 2010 Tales of the Cocktail Spirited Awards, Death & Co won American’s Best Cocktail Bar and World’s Best Cocktail Menu. Shortly after opening Death & Co, David formed the hospitality consulting and management company, Proprietors LLC, with Alex Day and Devon Tarby. Proprietors LLC has opened over fifty (50) bars and restaurants all over the country and abroad for clients of all sizes. “Death & Co: Modern Classic Cocktails,” written by David, Alex Day and Nick Fauchald, was published on October 7th, 2014, and has become one of the best-selling cocktail books of all time. Their second book, “Cocktail Codex: Fundamentals, Formulas, Evolutions,” hit shelves on October 30th, 2018, to rave reviews and won a James Beard Award for Book of the Year and the Tales of The Cocktail Spirited Award for Best New Cocktail or Bartending Book. In May 2018, the group opened Death & Co Denver, a multi-faceted food and beverage destination within The Ramble Hotel. Their most recent property, Death & Co LA, opened November 2019. David runs the collective companies as CEO of Gin & Luck with his operating partner Alex.

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Alex Day, Chief Operating Officer (COO), Director

Originally a bartender in Death & Co’s early days, Alex became an owner in 2010. Since then, he has co-formed various businesses in partnership with David Kaplan and Devon Tarby. Among them are the global hospitality consulting company, Proprietors LLC, as well as the notable cocktail bars Nitecap, Honeycut, The Normandie Club, The Walker Inn, and Death & Co Denver. In the process, Alex has trained hundreds of bartenders, designed dozens of bars, and along the way, has fallen deeply in love with the process of turning the idea of a bar into a reality. Alex focuses primarily on Company operations, planning and logistics, process improvement, design, and systems. Passionate about education, he is a regular speaker at industry conferences and specialized events, as well as a contributor to various publications as a writer and expert commentator. Alex is the co-author of the James Beard and Spirited Award-winning book “Death & Co: Modern Classic Cocktails,” as well as “Cocktail Codex: Origins, Fundamentals, Formulas,” and “Death & Co: Welcome Home.” Alex lives in Portland, Maine with his husband, Andrew.

Ravi Lalchandani, Director

Ravi is a veteran of the New York City hospitality industry, owning and operating dozens of critically acclaimed venues since 2006. The New York Times has called him the “New York stealth bar owner and restaurateur.” Ravi’s bars and restaurants have been featured in hundreds of thousands of national, international, and local publications and received acclaim for their impact on cocktail culture and two (2) of his establishments have published cocktail books. A vegetarian-turned-vegan himself, Ravi holds a deep affection for all animals, and has been an outspoken voice on animal rights issues. His nonprofit BEAST Foundation and shift to plant-based ventures has warranted both local and national applause, receiving an award from PETA for his efforts.

Leland O’Connor, Director

Leland O’Connor is the Managing Partner of City Line Advisors. He previously served as Senior Vice President of AR Capital, executing over $20 billion in capital markets and M&A transactions, including the sale of American Realty Capital Trust to Realty Income (NYSE: O) and the sale of American Realty Capital Healthcare Trust to Ventas (NYSE: VTR). He serves on the board of Gin & Luck Inc. and FemmyCycle.

William Spurgeon, Director

Bill Spurgeon became Executive Vice President of Fuel Sales and Marketing for Motiva Enterprises LLC in June 2014. He is recently retired. Previously he was responsible for the sales and marketing of fuels and base oils, branded and unbranded fuels, and innovative applications to dramatically change customer experiences via technology. Bill started a long career in the energy company Shell in 1988, working in a variety of financial, administrative, sales, marketing, director support, joint ventures, portfolio, strategy, and leadership roles. Bill has worked extensively overseas while living in London and subsequently Tokyo. Bill became a fan of Death & Co on a trip to Denver in 2018, and shortly thereafter met the founders and fell in love with their passion, integrity, concept, and brand. Bill is currently the second largest outside investor and sits on the board of Gin & Luck. He also serves on the board of Esmax in Chile. Bill currently resides in Houston.

Nora Varcho, Senior Director of Brand

Nora leads brand vision, creative direction, and marketing strategy for Gin & Luck and its portfolio of concepts, overseeing how the company shows up across venues, digital channels, and consumer touchpoints. Since joining Gin & Luck in April 2021, she has built and led the brand team, partnering closely with operations and finance to ensure that brand initiatives support long-term growth, guest engagement, and profitability. At Gin & Luck, Nora has overseen brand development and ongoing stewardship for Death & Co and related concepts, guiding visual identity, storytelling, menu design, and campaign work for new openings and existing venues in multiple markets. Before taking on her current role, she worked in increasingly senior brand and creative positions within the company, where she helped formalize brand standards, streamline creative processes, and establish cross-functional collaboration between brand, operations, and people teams.

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Willie Rosenthal, Vice President of Operations, Openings & Hotel Operations

Willie leads new venue openings and hotel operations for Gin & Luck, overseeing launch planning, operational readiness, and ongoing performance for hotel-based and newly opened properties across the company’s portfolio. Having been with Gin & Luck for over five years, Willie has held senior operating roles within the company during a period of growth and expansion. Prior to assuming his current role, he served as Vice President of Operations, where he oversaw all Death & Co operations and was responsible for venue performance, service standards, and operational consistency across the brand. In his current position, he partners across design, construction, training, finance, and brand to execute new openings and support the long-term success of the company’s hotel and opening-related operations.

Wes Hamilton, Vice President of Operations, B&M Venues

Wes oversees the performance and operational strategy of Gin & Luck’s brick-and-mortar venues, with responsibility for venue leadership, financial performance, service standards, and operational consistency across the company’s bar and restaurant portfolio. Having been with Gin & Luck for over five years, Wes has served in progressively senior operational roles within the company, helping to scale systems, strengthen venue performance, and support cross-functional coordination among operations, brand, people, and finance teams. Over that time, he has played a key role in driving execution across existing venues and broader infrastructure initiatives, translating company strategy into day-to-day operating practices that support both guest experience and long-term profitability.

Brenda Joy Gilmore, Senior Director of People & Culture

Brenda leads the people and culture function at Gin & Luck, overseeing human resources strategy, employee relations, talent development, compliance, and culture-building initiatives across the company. Since joining Gin & Luck in February 2024, she has partnered with leadership to strengthen people practices, support organizational growth, and align the employee experience with the company’s values. Previously, she served as Vice President of People & Culture at Fiona Hutton & Associates and held people leadership roles at BECK Media & Marketing and Dolphin Entertainment, where she led HR functions, developed inclusion initiatives, and supported recruitment and professional development.

Tyson Buhler, Vice President of Operations, Product

Tyson leads product strategy for Gin & Luck, with responsibility for beverage and culinary development, menu strategy, and the broader guest experience as expressed through the company’s offerings. Having been with Gin & Luck for over five years, Tyson has held leadership roles within the company focused on product development, research and development, training, and concept evolution, helping shape the standards and creative direction behind the company’s beverage and food programs. He works closely with operations and brand leadership to ensure that menus balance innovation, consistency, and operational practicality across venues and new projects.

Aleksandra MacDougall, Senior Director of Finance

Aleksandra oversees finance, accounting, and reporting for Gin & Luck, with responsibility for accounting operations, financial statement presentation, audit management, cash flow management, and internal controls across the company’s portfolio. She has been with Gin & Luck for the past three years, during which time she has helped strengthen the company’s financial infrastructure, support executive decision-making, and provide financial oversight for a growing multi-entity hospitality business. Prior to joining Gin & Luck, Aleksandra spent seven years with Tupelo Honey Hospitality Group, a multi-location restaurant company, where she served as Senior Accountant and later Controller, supporting accounting operations, financial reporting, audits and compliance, and the continued growth of the business.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2025, we compensated our two highest-paid directors and executive officers as follows:

Name	Position**	Cash compensation ($)	Other compensation ($)		Total compensation ($)
David Kaplan	Chief Executive Officer	$193,413.79	$0		$193,413.79
Alexander Day	Chief Operating Officer	$189,692.20	$0	*	$189,692.20

Our executive officers for the fiscal year 2025 consist of the two (2) principal officers: David Kaplan and Alexander Day. For the fiscal year ended December 31, 2025, we paid to our executive officers as a group a total compensation of $383,105.99.

*The Company issued profits interests under the Company’s operating agreement when the Company was a limited liability company. These units were issued subject to vesting arrangements whereby all of the units were issued subject to a Company right to repurchase a number of units that diminished over time in the event such person no longer performed services on behalf of the Company. Typically, this schedule was as follows: 25% would be released from the repurchase right on the first anniversary, and 1/48 each month for the subsequent 36 months. Upon conversion to the Delaware corporation, the Company no longer can issue any of these units. However, these units converted into shares of Common Stock and retained their vesting schedule, and the Company has retained the right to repurchase these shares if the individual is no longer working for the Company. Other compensation includes the value that the Company expenses for the shares. Class B Common Shares held by Mr. Day vested in 2020 and are no longer subject to the repurchase right.

**Does not include compensation they received in their capacity as directors.

The Company paid directors, as a group $0 in cash compensation plus $0 in other compensation in the past year in their capacity as directors. The other compensation relates to the value of Class B Shares which have vested, and are no longer subject to repurchase, in the year ended December 31, 2020. We have five (5) directors in this group.

Bonus Compensation Program

Effective January 1, 2026, the Company’s compensation committee, comprised of non-executive directors on the Company’s Board, implemented a semi-annual bonus program (the “Bonus Program”) applicable to its Chief Executive Officer and Chief Operating Officer among other eligible employees. Under the Bonus Program, bonus opportunities are determined based on two components: (i) Company performance (50%), and (ii) discretionary individual performance (50%). The Company performance component is based on the Company’s consolidated net operating income (“NOI”) relative to the Board-approved budget for the applicable period. Achievement of 100% of budgeted NOI results in full payout of this component, with payouts scaling proportionally for performance between 50% and 100% of budget. Performance above budget increases payouts on a pro rata basis, subject to a cap at 120% of budgeted NOI. If NOI performance falls below approximately 50% of budget, payouts may be reduced or eliminated at the discretion of senior management. The discretionary component is based on a qualitative assessment of individual and team performance, including achievement of performance objectives, operational execution, and contribution to Company results. Recommended discretionary awards are reviewed and approved by senior management. Performance is measured over two semi-annual periods (Q1-Q2 and Q3-Q4), and bonuses, if any, are generally paid within approximately 60 days following the end of each period. The Bonus Program was adopted effective January 1, 2026, and has not been materially amended since adoption.

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ITEM 4.	SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The tables below show, as of December 31, 2025, the security ownership of the Company’s directors and executive officers owning 10% or more of the Company’s voting securities and other investors who own 10% or more of the Company’s voting securities.

Name and address of beneficial owner (1)	Title of class (2)	Amount and nature of beneficial ownership (3)	Amount and nature of beneficial ownership acquirable	Percent of class (4)
David Kaplan	Common Stock	2,936,293 shares of Class A Common Stock^	-0-	20.83% of Common Stock
Alexander Day	Common Stock	1,674,985 shares of Class A Common Stock, 1,707,035 shares of Class B Common Stock	-0-	24.00% of Common Stock
Ravi Lalchandani	Common Stock	1,892,156 shares of Class A Common Stock^, 903,570 shares of Class B Common Stock	-0-	19.84% of Common Stock
Little Hands Play Café Inc. (5)	Common Stock	2,228,628 shares of Class A Common Stock	-0-	15.81% of Common Stock
Leland O’Connor	Common Stock	534,167 shares of Class C Common Stock	-0-	3.79% of Common Stock
Officers and directors as a group (6)	Common Stock, Series A Preferred Stock, and Series B Preferred Stock

8,732,062 shares of Class A Common Stock, 2,610,605 shares of Class B Common Stock, 534,167 shares of Class C Common Stock, 1,137,528 shares of Series A Preferred Stock,

137,468 shares of Series B Preferred Stock

			-0-	84.27% of Common Stock 8.29% of Preferred Stock
William D. Spurgeon Living Trust dated June 6, 2013 (7)	Series A Preferred Stock and Series B Preferred Stock	1,137,528 shares of Series A Preferred Stock, 137,468 shares of Series B Preferred Stock	-0-	8.29% of Preferred Stock

_________________________

(1)	The address for all the executive officers and directors is c/o Gin & Luck Inc., 1604 Philadelphia Pike, Suite 263, Wilmington, Delaware 19809.
(2)	For the purposes of the beneficial ownership table, Class A Common Stock, Class B Common Stock and Class C Common Stock are all treated as being part of one single class of Common Stock (“Common Stock”).
(3)	Assumes that all shares are fully vested and no longer subject to repurchase by the Company.
(4)	Percent of class calculations are based on 14,093,219 shares of Common Stock outstanding (assuming the exercise of those two certain warrants for 100,000 shares of Class A Common Stock each), 3,061,653 shares of Series A Preferred Stock, 6,847,022 shares of Series B Preferred Stock, 4,724,035 shares of Series C-1 Preferred Stock, and 754,095 shares of Series C-2 Preferred Stock outstanding as of as of December 31, 2025.
(5)	Little Hands Play Café Inc. is a New York Corporation owned by David Kaplan, Craig Manzino, and Ravi Lalchandani. David Kaplan is the majority owner of Little Hands Play Café Inc, and as its president may bind the Company. Little Hands Play Café Inc’s address is 225 West 34th Street #2000, New York, NY 10122.
(6)	The 8,732,062 shares of Class A Common Stock include Little Hands Play Café Inc.’s shares of Class A Common Stock.
(7)	William D. Spurgeon Living Trust dated June 6, 2013 is a trust created for the benefit of William D. Spurgeon’s children. William D. Spurgeon is the Trustee of the trust. William D. Spurgeon is on the Company’s Board of Directors.
^	Excludes shares of Class A Common Stock held by Little Hands Play Café Inc., a shareholder of the Company, with respect to which the applicable beneficial owner may be deemed to have indirect beneficial ownership based on such beneficial owner’s proportional ownership interest in Little Hands Play Café Inc.

20

ITEM 5.	INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of December 31, 2025, accounts payable included $45,727 due to The Ramble Hotel, the location in which the Death & Co Denver operates. This amount consisted primarily of charges for repairs and maintenance, utilities and other shared operating expenses, as well as percentage rent and event-related commissions.

As of December 31, 2025, accounts receivable included $146,210 due from The Ramble Hotel. This amount consisted primarily of receivables related to guest room charges and event-related revenues.

In July 2023, the Company made the Spurgeon Note in exchange for a loan in the aggregate amount of $300,000. Please refer to the section titled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations –Indebtedness’ for more information.

In June 2023, the Company made the DK & JG Promissory Note in exchange for a loan in the aggregate amount of $120,000. Please refer to the section titled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations –Indebtedness’ for more information.

In February 2024, the Company made the DK Promissory Note in exchange for a loan in the aggregate amount of $750,000. Please refer to the section titled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations –Indebtedness’ for more information.

In January 2025, the Company made the 2025 DK Promissory Note #1 in exchange for a loan in the aggregate amount of $350,000. Please refer to the section titled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations –Indebtedness’ for more information.

In January 2025, the Company made the 2025 R&L Kaplan Promissory Note in exchange for a loan in the aggregate amount of $350,000. Please refer to the section titled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations –Indebtedness’ for more information.

In February 2025, the Company made the 2025 Spurgeon Promissory Note in exchange for a loan in the aggregate amount of $200,000. Please refer to the section titled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations –Indebtedness’ for more information.

In February 2025, the Company made the 2025 DK Promissory Note #2 in exchange for a loan in the aggregate amount of $200,000. Please refer to the section titled ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations –Indebtedness’ for more information.

ITEM 6.	OTHER INFORMATION

None.

21

ITEM 7.	FINANCIAL STATEMENTS

GIN & LUCK, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

(Expressed in US Dollars)

22

23

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of

Gin & Luck, Inc. and Subsidiaries

Opinion

We have audited the accompanying consolidated financial statements of Gin & Luck, Inc. and Subsidiaries (a Delaware corporation), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gin & Luck, Inc. and Subsidiaries as of December 31, 2025 and 2024, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Gin & Luck, Inc. and Subsidiaries and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Prior Period Financial Statements

The consolidated financial statements of the Company as of December 31, 2024 were audited by other auditors whose report dated May 20, 2025 expressed an unmodified opinion on those statements and included a section describing conditions that raised substantial doubt about the Company's ability to continue as a going concern.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

24

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Gin & Luck, Inc. and Subsidiaries’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Gin & Luck, Inc. and Subsidiaries’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Gin & Luck, Inc. and Subsidiaries’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

New York, New York

April 28, 2026

25

GIN & LUCK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND 2024

	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$719,294	$649,273
Accounts receivable, net	616,603	904,390
Inventories, net	599,123	510,264
Prepaid expenses	446,617	493,460
Total current assets	2,381,637	2,557,387
Property and equipment, net	4,741,424	2,812,830
Intangible assets, net	194,660	182,441
Right of use asset	5,106,411	3,853,076
Deposits	99,594	631,823
Investments in joint ventures	1,778,572	1,361,373
TOTAL ASSETS	$14,302,298	$11,398,930

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,171,409	$1,111,597
Accrued expenses and other current liabilities	1,326,413	817,169
Current portion of long-term debt	2,745,439	2,429,143
Lease liability, current portion	679,576	674,152
Deferred revenue	–	531,250
Total current liabilities	5,922,837	5,563,311
Long-term debt, net of current portion	292,874	613,845
Lease liability, net of current portion	6,290,267	3,651,479
TOTAL LIABILITIES	12,505,978	9,828,635

Stockholders' equity:
Preferred stock, $.0001 par value:
Series A preferred stock: 3,061,653 shares authorized, issued and outstanding as of both December 31, 2025 and 2024	306	306
Series B preferred stock: 6,847,022 shares authorized, issued and outstanding as of December 31, 2025 and 2024	685	685
Series C-1 preferred stock: 6,628,221 shares authorized; 4,724,035 and 1,636,647 shares issued and outstanding as of December 31, 2025 and 2024 respectively	473	164
Series C-2 preferred stock: 754,095 shares authorized, issued and outstanding as of both December 31, 2025 and 2024	75	75
Common stock, $.0001 par value:
Class A common stock: 34,345,667 shares authorized, 9,999,999 issued and outstanding as of both December 31, 2025 and 2024	1,000	1,000
Class B common stock: 3,025,000 shares authorized, issued and outstanding as of both December 31, 2025 and 2024	303	303
Class C common stock: 1,068,220 shares authorized, issued and outstanding as of both December 31, 2025 and 2024	107	107
Additional paid-in capital	16,383,345	12,011,397
Accumulated deficit	(14,589,974)	(10,443,742)
TOTAL STOCKHOLDERS' EQUITY	1,796,320	1,570,295
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$14,302,298	$11,398,930

The accompanying notes are an integral part of these consolidated financial statements

26

GIN & LUCK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Year Ended December 31,
	2025	2024
Net revenues	$15,399,951	$13,590,220
Cost of net revenues	3,084,696	2,960,256
Gross profit	12,315,255	10,629,964

Operating expenses:
Salaries, wages and benefits	8,168,132	7,439,948
Occupancy expenses	1,410,749	1,456,397
Operating expenses	5,863,108	4,253,893
New store opening costs	524,245	–
Total operating expenses	15,966,234	13,150,238

Loss from operations	(3,650,979)	(2,520,274)

Other income (expense):
Interest expense	(478,054)	(550,070)
Loss from investments in joint ventures	(17,199)	(447,189)
Change in fair value of convertible notes	–	150,671
Other income (expense)	–	(1,662)
Total other income (expense)	(495,253)	(848,250)

Net loss before income taxes	(4,146,232)	(3,368,524)
Provision for income taxes	–	–
Net loss	$(4,146,232)	$(3,368,524)

Net income (loss) per common share - basic & diluted	$(0.29)	$(0.24)

Weighted average common shares outstanding - basic & diluted	14,093,219	14,093,219

The accompanying notes are an integral part of these consolidated financial statements

27

GIN & LUCK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Preferred Stock
	Series A		Series B		Series C-1		Series C-2
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2023	3,061,653	$306	6,847,022	$685	–	$–	–	$–
Issued for cash, net of offering costs	–	–	–	–	1,600,084	160	–	–
Preferred stock C-1 issued for conversion of convertible Note	–	–	–	–	36,563	4	–	–
Preferred stock C-2 issued for conversion of convertible Note	–	–	–	–	–	–	754,095	75
Warrants issued with promissory notes	–	–	–	–	–	–	–	–
Net loss	–	–	–	–	–	–	–	–
Balances at December 31, 2024	3,061,653	306	6,847,022	685	1,636,647	164	754,095	75
Issued for cash, net of offering costs	–	–	–	–	3,087,388	309	–	–
Net loss	–	–	–	–	–	–	–	–
Balances at December 31, 2025	3,061,653	$306	6,847,022	$685	4,724,035	$473	754,095	$75

	Common Stock						Additional		Total
	Class A		Class B		Class C		Paid-in	Accumulated	Stockholde rs'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balances at December 31, 2023	9,999,999	$1,000	3,025,000	$303	1,068,220	$107	$8,952,123	$(7,075,218)	$1,879,306
Issued for cash, net of offering costs	–	–	–	–	–	–	1,772,611	–	1,772,771
Preferred stock C-1 issued for conversion of convertible Note	–	–	–	–	–	–	54,936	–	54,940
Preferred stock C-2 issued for conversion of convertible Note	–	–	–	–	–	–	1,133,029	–	1,133,104
Warrants issued with promissory notes	–	–	–	–	–	–	98,698	–	98,698
Net loss	–	–	–	–	–	–	–	(3,368,524)	(3,368,524)
Balances at December 31, 2024	9,999,999	1,000	3,025,000	303	1,068,220	107	12,011,397	(10,443,742)	1,570,295
Issued for cash, net of offering costs	–	–	–	–	–	–	4,371,948	–	4,372,257
Net loss	–	–	–	–	–	–	–	(4,146,232)	(4,146,232)
Balances at December 31, 2025	9,999,999	$1,000	3,025,000	$303	1,068,220	$107	$16,383,345	$(14,589,974)	$1,796,320

The accompanying notes are an integral part of these consolidated financial statements

28

GIN & LUCK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Year Ended December 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(4,146,232)	$(3,368,524)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	411,956	380,312
Impairment of intangible assets	–	164,205
Amortization of debt discount	56,399	76,770
Non-cash lease expense	1,424,443	67,658
Interest on convertible note	–	90,000
Change in fair value of convertible notes	–	(150,671)
Loss from investments in joint ventures	17,199	447,189
Non-cash interest expense	60,091	–
Loss on asset disposal	45,899	–
Changes in operating assets and liabilities:
Accounts receivable	287,787	469,040
Inventory	(88,859)	65,936
Prepaid expenses and other current assets	46,843	(152,600)
Deposits	532,229	(271,204)
Accounts payable	59,812	197,925
Accrued expenses and other current liabilities	509,244	170,624
Deferred revenue	(531,250)	531,250
Lease incentive received	650,000	–
Lease liabilities	(1,563,566)	(14,326)
Net cash used in operating activities	(2,228,005)	(1,296,416)
Cash flows from investing activities:
Purchase of property & equipment & intangibles	(1,502,108)	(332,018)
Purchase of intangible assets	(16,560)	(2,198)
Investments in joint ventures	(434,398)	(306,986)
Net cash (used in) provided by investing activities	(1,953,066)	(641,202)
Cash flows from financing activities:
Proceeds from long-term debt	1,743,162	1,020,149
Repayment of long-term debt	(1,864,327)	(245,064)
Proceeds from sale of preferred stock	4,372,257	1,772,771
Net cash provided by financing activities	4,251,092	2,547,856
Net change in cash and cash equivalents	70,021	610,238
Cash and cash equivalents at beginning of year	649,273	39,035
Cash and cash equivalents at end of year	$719,294	$649,273

Supplemental disclosure of cash flow information:
Cash paid for interest	$284,534	$418,493

Supplemental disclosure of non-cash investing and financing
ROU assets obtained in exchange for lease liabilities	$2,677,778	$–
Property & equipment purchased from lease incentives	$880,000	$–
Warrants issued with promissory notes	$–	$98,698
Conversion of convertible Note into Preferred stock Series C-2	$–	$1,133,104
Conversion of convertible Note into Preferred stock Series C-1	$–	$54,940

The accompanying notes are an integral part of these consolidated financial statements

29

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

1.	NATURE OF OPERATIONS

Gin & Luck, LLC was formed as a Delaware limited liability company on June 9, 2017, and converted to a corporation pursuant to Section 265 of the Delaware General Corporation Law on October 8, 2020. As of December 2025, Gin & Luck, Inc. and its wholly owned subsidiaries (collectively the “Company”), had an address based in Los Angeles, California. As of February 13, 2026, the Company changed its address to Wilmington, DE. As of December 31, 2025, the Company operates six bar locations and is developing one additional location, through its wholly-owned subsidiaries: Death & Co. East Village, LLC , Death & Co. Denver, LLC, , Death & Co. Los Angeles, LLC, Death & Co DC LLC, Close Company Nashville LLC, Little Co Atlanta LLC, and Death & Co Seattle LLC. Its additional wholly-owned subsidiaries include: Death & Co. Proprietors, LLC, which licenses “Death & Co.” branding and intellectual property, Proprietors, LLC, which provides consulting, marketing and management services to its affiliates as well as to bars, restaurants and hotels worldwide; G&L Hotel Holdings, LLC and Gin & Luck CF SPV LLC, which were formed to invest in hotel properties and create an investor entity within the Company’s capital structure.

2.	GOING CONCERN

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company has incurred losses since inception, including approximately $4,200,000 for the year ended December 31, 2025, resulting in an accumulated deficit of approximately $14,600,000 as of December 31, 2025. Management anticipates that the Company will continue to incur operating losses. As of December 31, 2025, the Company had approximately $700,000 in cash, which will not be sufficient to fund the operations and strategic objectives of the Company over the next twelve months from the date of issuance of these consolidated financial statements. Without realization of additional financing, equity fundings, or substantial improvement in operations, there is substantial doubt that the Company can continue as a going concern through April 30, 2027 (one year from the date these consolidated financial statements are available to be issued).

The Company will be required to obtain additional financing and expects to satisfy its cash needs primarily from the issuance of equity and refinancing of debt in order to sustain operations until it can achieve profitability and positive cash flows, if ever. There can be no assurances, however, that adequate additional funding will be available on favorable terms, or at all. If such funds are not available in the future, the Company may be required to delay, significantly modify or terminate its operations, all of which could have a material adverse effect on the Company.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s consolidated financial statements. The consolidated financial statements and notes are representations of the Company’s management, who is responsible for their integrity and objectivity.

30

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Basis of Presentation and consolidation

The accompanying consolidated financial statements include the accounts of Gin & Luck, Inc and its wholly owned subsidiaries and are presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

At times, balances held by the financial institutions may exceed the Federal Deposit Insurance Corporation (“FDIC”) limit of $250,000. At December 31, 2025, the Company’s cash balance exceeded the FDIC limit by approximately $267,000. The Company’s cash balances did not exceed the FDIC limit at December 31, 2024. The Company has not experienced any losses related to cash balances, and does not believe significant credit risk exists with respect to cash at December 31, 2025 and 2024.

For the purpose of the statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The Company’s cash and cash equivalents include amounts due from commercial credit card companies such as Visa, Mastercard, Discover and American Express, which are generally received within a few days of the related transaction.

Accounts Receivable

Accounts receivables are carried net of allowance for expected credit losses in accordance with Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments – Credit Losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management’s evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

The Company has elected to apply the practical expedient in accordance with ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets For Private Companies And Certain Not-For-Profit Entities and assumes that the current conditions as of the balance sheet date do not change over the remaining life of the asset.

The Company has also elected the accounting policy option to consider post balance sheet date cash collections when evaluating the allowance for credit losses. This allows the Company to select a post balance sheet date and accordingly, the Company has elected to use March 31, 2026, for this purpose.

The election of this practical expedient was applied prospectively and did not have a material impact on the Company’s financial statements. At December 31, 2025 and 2024, the allowance for credit losses was nominal.

The following table provides information about the Company’s accounts receivable balances:

December 31, 2025	December 31, 2024	January 1, 2024
$616,603	$406,805	$611,634

31

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

The Company also had an ERC receivable of $497,585 and $761,796 as of December 31, 2024 and January 1, 2024, respectively. The Company had no remaining ERC receivable balance at December 31, 2025.

Inventories

Inventories, consisting predominantly of food, liquor, other beverages and merchandise, are stated at the lower of cost (measured on the first-in, first-out basis) or net realizable value. The Company regularly evaluates its inventory and reserves for obsolete or slow-moving items. Based on management’s evaluation of inventory, no allowance for obsolete inventory has been recorded at December 31, 2025 and 2024.

Property and Equipment

Property and equipment are stated at original cost or estimated fair value when acquired as part of a business acquisition. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in operations. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets, which is 5 years for furniture and fixtures, 7 years for machinery and equipment and the lesser of estimated useful life or life of the lease for leasehold improvements.

Intangible Assets

Liquor Licenses

The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. Annual liquor license renewal fees are expensed over the renewal term. The costs of purchasing transferable liquor licenses are capitalized as intangible assets and are considered to have an indefinite useful life and, accordingly, are not amortized. Liquor licenses are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Non-Compete Agreement

On April 1, 2022, the Company’s subsidiary Death & Co LLC entered into an asset purchase agreement with Columbia Room, LLC, a DC limited liability company. The Company evaluated the acquisition under ASC 805 – Business Combinations and determined it was an asset acquisition. The Company primarily acquired a non-compete agreement, existing property and equipment, and a 3-year promissory note. The Company non-compete agreement was originally valued at $492,614 at the acquisition date. During the year ended December 31, 2024, the Company recorded an impairment of the non-compete totaling $164,205. The non-compete was amortized over the 3-year life of the agreement, and has no remaining value at December 31, 2025. The net carrying cost of the non-compete agreement was $47,893 at December 31, 2024. The promissory note was for an original amount of $325,000 and bore interest at 4.5% per annum with monthly repayments of principal and interest of $9,885. The outstanding balance of the note was $94,973 at December 31, 2024. The note was paid in full during the year ended December 31, 2025.

32

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the asset group to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Assets to be disposed of are reportable at the lower of the carrying amount or fair value, less costs to sell. Management determined there was no occurrence of an event or circumstance that could trigger impairment for the years ended December 31, 2025 or 2024.

Investments in Joint Ventures

The Company uses the equity method of accounting for its investments in joint ventures. These investments represents entities that the Company does not control, but where the Company’s interest is between 20% and 50% and the Company has an ability to exercise influence over the entity. Under the equity method, investments are carried at cost and increased or decreased by the Company’s pro-rata share of earnings or losses. The carrying cost of the investments is also increased or decreased to reflect additional contributions or distributions of capital. Any difference in the book equity and the Company’s pro-rata share of the net assets of the investment will be reported as gain or loss at the time of the liquidation of the investment.

Warrants

In connection with certain financing arrangements, the Company has issued warrants to purchase shares of its common stock. The outstanding warrants are standalone instruments that are not puttable or mandatorily redeemable by the holder and are classified as equity awards. The Company measures the fair value of the awards using the Black-Scholes option pricing model as of the measurement date. Warrants are recorded at fair value as expense over the requisite service period or at the date of issuance, if there is not a service period. Warrants granted in connection with ongoing arrangements are more fully described in Note 10, Stockholders’ Equity.

Revenue Recognition

The Company applies the following five steps when recognizing revenue in accordance with ASC 606, Revenue from Contracts with Customers: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation.

The Company’s revenues consist of sales at its bars, consulting and license fees, and merchandise sales. Revenues from bars and merchandise sales are recognized when payment is tendered at the point of sale and are presented net of complimentary discounts and sales taxes. Sales tax collected is included in other accrued expenses until the taxes are remitted to the appropriate taxing authorities.

The Company’s consulting services include consulting in connection with the development, branding, staffing, marketing, opening, etc. of bars in a manner consistent with the standards of the Company’s branded establishments. The Company also has an agreement in which it is assisting with the development of an educational platform. For these agreements and services, the Company recognizes revenue over time as services are provided in accordance with the agreements. The Company invoices a portion of the fee at the execution of the agreement, resulting in deferred revenue, which represents a contract liability. Deferred revenue as of December 31, 2025 and 2024 was $0 and $531,250, respectively.

33

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

The Company’s license agreements are executed when a licensee desires to obtain certain rights to use the Company’s intellectual property to develop and operate a bar. In return, the Company receives a license fee equal to a specified percent of the licensees’ monthly gross sales, as defined, which the Company recognizes on a monthly basis as the licensee sales occur.

A performance obligation is a commitment in a contract with a customer to transfer products or services that are distinct. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require judgment. For the Company’s contracts that include both consulting services and a license fee, the Company has determined these are separate performance obligations and allocates the transaction price to each performance obligation based on the relative standalone selling prices of the services.

The Company recognizes a liability upon the sale of gift cards and recognizes revenue when these gift cards are redeemed. Based on historical redemption patterns, management can reasonably estimate the amount of gift cards for which redemption is remote, which is referred to as “breakage.” Breakage is recognized over a three-year period in proportion to historical redemption trends and is classified as revenues in the consolidated statements of operations. Breakage was considered to be immaterial for the years ended December 31, 2025 and 2024.

Advertising

Advertising costs related to the Company’s bar operations are expensed as incurred, while advertising costs directly associated with capital raising activities (known as offering costs) are capitalized as a reduction of additional paid-in capital (APIC). Advertising expense for the years ended December 31, 2025 and 2024 was $97,252 and $75,109, respectively.

Offering Costs

Costs associated with the offering of the Company’s securities are recorded as a reduction of additional paid-in capital received. Offering costs were as follows for the year ended December 31, 2025:

Accounting & legal fees	$35,536
Advertising and marketing	1,652,888
Dealmaker fees	552,139
Filing fees	21,902
Total	$2,262,465

New Store Opening Costs

The Company’s new store opening costs are generally incurred beginning four to six months prior to a location opening and typically include restaurant employee wages and related expenses, opening inventory, supplies, general and administrative expenses, promotional costs associated with the location opening and rent, including any non-cash rent expense recognized during the construction period. New store opening costs are expensed as incurred. During the year ended December 31, 2024, the Company did not open any new locations. During the year ended December 31, 2025, the Company opened two new locations.

34

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
•

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and market- corroborated inputs.

•

Level 3 - Unobservable inputs for the asset or liability. In these situations, the Company develops inputs using the best information available in the circumstances. These inputs require significant judgment and estimation from management.

Leases

The Company accounts for leases under ASC 842 – Leases. The company does not apply the recognition requirements for leases with a term of twelve months or less.

The Company determines if an arrangement is a lease, or includes an embedded lease, at inception for each contract or agreement. A contract is or contains an embedded lease if the contract meets all of the below criteria:

(i)	there is an identified asset

(ii)	the Company obtains substantially all of the economic benefits of the asset

(iii)	the Company has the right to direct the use of the asset

The Company’s operating lease agreements include office, bar and commercial space. Right of use (“ROU”) assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make payments arising from the lease or embedded lease. Operating lease ROU assets and operating lease liabilities are recognized at commencement date based on the present value of the future minimum lease payments over the lease term. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate that is based on the estimated rate of interest for a collateralized borrowing of a similar asset, using a similar term as the lease payments at the commencement date. Indirect capital costs are capitalized and included in the ROU assets at commencement.

The operating lease ROU assets and operating lease liabilities include any lease payments made, including any variable amounts that are based on an index or rate, and exclude lease incentives. Variability that is not due to an index or rate, such as payments made based on hourly rates, are excluded from the lease liability. Lease terms may include options to extend or terminate the lease.

Renewal option periods are included within the lease term and the associated payments are recognized in the measurement of the operating ROU asset and operating lease liability when they are at our discretion and considered reasonably certain of being exercised. Over the lease term, the Company uses the effective interest rate method to account for the lease liability as lease payments are made and the ROU asset is amortized in a manner that results in straight-line expense recognition. (See Note 15).

35

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Employee Retention Credit

On December 27, 2020, the Consolidated Appropriations Act, 2021 ("CAA") was signed into law in order to provide additional COVID-19 related relief. One factor the CAA affected was the ability for companies to retroactively obtain the employee retention tax credit ("ERC"). During 2020 and 2021, if a company's business was fully or partially suspended by a COVID-19 government order or if gross receipts declined by a defined amount, compared to the same quarter in 2019, the company may be entitled to retroactive benefits.

The Company applied for ERC for an amount of $606,998. The Company accounted for the ERC as a government grant by applying IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. In accordance with IAS 20, government grants are recognized once there is reasonable assurance that the Company will comply with the conditions attached to the grant and that the grant will be received. As the Company believed its gross receipt reduction met the eligibility requirements at the time of applying for ERC, the Company recorded the ERC income and corresponding accounts receivable balance at the time of application. At December 31, 2024, the Company had a remaining ERC receivable of $497,585 in accounts receivable, of which $311,304 related to third quarter 2021 claims. The Company received this balance in full during the year ended December 31, 2025.

The ERC recognized in respect of the third quarter 2021 is subject to an extended statute of limitations for IRS assessment through April 15, 2027 under the applicable tax legislation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses known during the reporting period. Accordingly, actual results may differ from those estimates.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or

(iv)	are not expected to have a significant impact on our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. This ASU requires disclosure, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, the ASU requires disclosure of income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. The ASU is effective for public business entities for annual periods beginning after December 15, 2024 and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective applications is permitted. The Company expects this ASU to only impact the disclosures on the consolidated financial statements with no impacts on the financial condition, results of operations and cash flows.

36

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at:

	December 31,
	2025	2024
Leasehold improvements	$4,934,106	$3,108,078
Machinery and equipment	200,439	77,216
Furniture and fixtures	1,152,630	765,672
	6,287,175	3,950,966
Less: Accumulated depreciation	(1,545,751)	(1,138,136)
	$4,741,424	$2,812,830

Depreciation expense totaled $407,615 and $369,424 for the years ended December 31, 2025 and 2024, respectively.

5.	INTANGIBLE ASSETS

Intangible assets consists of the following at:

	December 31,
	2025	2024
Liquor (Beverage) License	$187,205	$170,645
Non Compete Agreement	328,409	328,409
Trademarks	7,455	7,455
	523,069	506,509
Less: Accumulated amortization	(328,409)	(324,068)
	$194,660	$182,441

Amortization expense totaled $4,341 and $58,781 for the years ended December 31, 2025 and 2024, respectively.

37

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

6.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2025	2024
Accrued Expenses	$76,811	$68,077
Accrued Interest	122,340	6,725
Accrued Payroll	238,492	209,624
Gift Certificates Outstanding	51,040	38,819
InKind House Account Liability	344,744	239,292
Accrued rent	188,807	–
Sales Tax Payable	229,242	146,825
Tips Payable	74,937	107,807
	$1,326,413	$817,169

Sales Tax Payable

The Company collects sales tax from its customers, which is remitted to state governmental authorities when due. The Company’s policy is to record sales tax collected from customers as a component of accrued expenses and other current liabilities on the consolidated balance sheet and not on the consolidated statement of operations.

inKind Liability

The Company is party to a credit purchase agreement with inKind in which inKind purchases dining credits from the Company for sale to end users through the inKind platform. Under the agreement, inKind generally provides cash equal to approximately 50% of the face amount of the dining credits purchased, and the Company is required to honor the full-face value of those credits when redeemed by customers. The Company accounts for the outstanding dining credits as a contract liability within accrued expenses and other current liabilities in accordance with ASC 606 because the credits represent prepaid rights of customers to receive future food and beverage goods and services. Revenue is recognized when the related dining credits are redeemed and the Company satisfies its performance obligation by providing goods or services to the customer. In connection with the agreement, the Company granted inKind a security interest in substantially all assets of the participating bar locations.

7.	INVESTMENTS IN JOINT VENTURES

During 2021, the Company, through its subsidiary G&L Hotel Holdings, LLC, acquired a 50% interest in two joint ventures formed as limited liability companies to operate hospitality businesses. The other 50% interest in each joint venture is held by a third-party owner of the hotel in which the Company operates its Denver location. The first joint venture is Midnight Autuer, LLC, which has a nominal impact on the overall consolidated financial statements.

38

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

The second joint venture is M/A Capital Ventures, in which the Company has a 41% ownership. During the years ended December 31, 2025 and 2024, the Company contributed an additional $400,000 and $739,636, respectively, and recorded a loss from the investment of $17,199 and $447,189, respectively. The joint venture has nominal assets, other than its investment of approximately $1,500,000 in M/A Capital Ventures – Savannah LLC (“Savannah”). Savannah is the owner of real estate in which a 44-room boutique hotel is located in Savannah, Georgia.

8.	LOANS PAYABLE

The Company has various forms of both external and related party debt agreements, comprised of the following at December 31:

	2025	2024
Columbia Room Note Payable	$–	$94,973
Little Giant LLC Note Payable	10,027	20,504
Economic Injury Disaster Loans	300,315	305,621
American Express Loans	116,226	98,100
Lightspeed Capital	236,078	581,185
Kalamata/Black Olive	381,563	292,738
Premier Ventures LLC Note Payable	96,045	248,252
David Kaplan Notes Payable	1,533,326	912,114
William Spurgeon Note Payable	300,000	312,983
William Schlacks Note Payable	64,733	176,518

	3,038,313	3,042,988
Less: current portion of long-term debt	(2,745,439)	(2,429,143)

	$292,874	$613,845

Aggregate future principal payments of external and related party debt are as follows at December 31, 2025:

Year Ending December 31,	Amount
2026	$2,745,439
2027	7,725
2028	8,020
2029	8,326
2030	8,643
Thereafter	260,160
$3,038,313

Note Payable-Little Giant LLC

In December 2021, the Company’s now dissolved subsidiary, G&L Maine, LLC, received a loan in the amount of $50,000. After the subsidiary’s dissolution, the loan was transferred to the Company. The note matures in December 2026 and bears interest at a rate of 4.5% per annum. The note is payable in monthly installments of $934 and is guaranteed by the Company. As December 31, 2025 and 2024, the Company owed $10,027 and $20,504, respectively, pursuant to this agreement.

39

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Economic Injury Disaster Loans

In 2020, the Company was granted loans from the U.S. Small Business Administration (SBA) in the aggregate amount of $317,500 pursuant to the Economic Injury Disaster Loans (EIDL) Program of the CARES Act. The loans mature 30 years after inception and bear interest at a rate of 3.75% per annum, payable monthly. The loans may be repaid at any time prior to maturity with no prepayment penalties. As of December 31, 2025 and 2024, the Company owed $300,315 and $305,621, respectively, pursuant to this agreement.

American Express

In May 2023, the Company secured a loan from American Express with a 12-month term, providing $115,000 in funding. The loan bore interest at 9% per annum and required monthly repayments of principal and interest of $10,158 until May 2024, the maturity date. The loan was paid off in full during the year ended December 31, 2024.

In December 2023, the Company secured a loan from American Express with a 12-month term, providing $57,000 in funding. The loan bore interest at 9% per annum and required monthly repayments of principal and interest of $5,320 up to June 2024, and then $5,035 until December 2024, the maturity date. The loan was paid off in full during the year ended December 31, 2024.

In September 2024, the Company secured a loan from American Express with a 12-month term, providing $130,800 in funding. The loan bore interest at 9% per annum and required monthly repayments of principal and interest of $12,208 up to February 2025, and then $11,554 until September 2025, the maturity date. As December 31, 2024, the Company’s outstanding balance was $98,100. The loan was paid off in full during the year ended December 31, 2025.

In February 2025, the Company secured a loan from American Express with a 12-month term, providing $60,200 in funding. The loan bears interest at 9% per annum and requires monthly repayments of principal and interest of $5,619 up to August 2025, and then $5,318 until February 2026, the maturity date. At December 31, 2025, the Company owed $10,033 pursuant to this agreement.

In July 2025, the Company secured a loan from American Express with a 12-month term, providing $75,300 in funding. The loan bears interest at 9% per annum and requires monthly repayments of principal and interest of $7,028 up to January 2026, and then $6,652 until July 2026, the maturity date. At December 31, 2025, the Company owed $43,925 pursuant to this agreement.

In October 2025, the Company secured a loan from American Express with a 12-month term, providing $72,500 in funding. The loan bears interest at 9.90% per annum and requires monthly repayments of principal and interest of $6,839 up to April 2026, and then $6,440 until October 2026, the maturity date. At December 31, 2025, the Company owed $62,268 pursuant to this agreement.

All American Express loans are secured by substantially all assets of the Company.

Alt Banq Inc.

In September 2023, the Company secured a loan from Alt Banq Inc. with a 15-month term, providing $800,000 in funding. The total amount to be repaid, including principal and interest, was $1,040,000, which was repaid through 64 weekly payments of $16,250. The loan was paid off in full during the year ended December 31, 2024.

40

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Lightspeed Capital

In June 2024, Lightspeed Capital advanced the Company $199,000 under a merchant cash-advance agreement that requires the daily remittance of 8 % of credit- and debit-card sales\until a total of $226,860 (the $199,000 advance plus a fixed $27,860 finance fee) is repaid, At December 31, 2024, the Company’s outstanding balance was $155,480. The agreement was repaid in full during the year ended December 31, 2025.

In June 2024, Lightspeed Capital advanced the Company $200,300 under a merchant cash-advance agreement that requires the daily remittance of 8 % of credit- and debit-card sales until a total of $228,342 (the $200,300 advance plus a fixed $28,042 finance fee)is repaid. At December 31, 2024, the Company’s outstanding balance was $128,016. The agreement was repaid in full during the year ended December 31, 2025.

In June 2024, Lightspeed Capital advanced the Company $250,000 under a merchant cash-advance agreement that requires the daily remittance of 8 % of credit- and debit-card sales until a total of $285,000 (the $250,000 advance plus a fixed $35,000 finance fee) is repaid. At December 31, 2024, the Company’s outstanding balance was $121,858. The agreement was repaid in full during the year ended December 31, 2025.

In June 2024, Lightspeed Capital advanced the Company $212,000 under a merchant cash-advance agreement that requires the daily remittance of 8 % of credit- and debit-card sales until a total of $241,680 (the $212,000 advance plus a fixed $29,680 finance fee) is repaid. At December 31, 2025 and 2024, the Company’s outstanding balance is $485 and $175,831, respectively, pursuant to this agreement.

In July 2025, Lightspeed Capital advanced the Company $245,000 under a merchant cash-advance agreement that requires the daily remittance of 11% of credit- and debit-card sales until a total of $269,500 (the $245,000 advance plus a fixed $24,500 finance fee) is repaid, with no prepayment provisions. At December 31, 2025, the Company’s outstanding balance is $85,479 pursuant to this agreement.

In August 2025, Lightspeed Capital advanced the Company $146,000 under a merchant cash-advance agreement that requires the daily remittance of 11% of credit- and debit-card sales until a total of $165,214 (the $146,000 advance plus a fixed $19,214 finance fee) is repaid, with no prepayment provisions. At December 31, 2025, the Company’s outstanding balance is $67,220 pursuant to this agreement.

In September 2025, Lightspeed Capital advanced the Company $125,000 under a merchant cash-advance agreement that requires the daily remittance of 11% of credit- and debit-card sales until a total of $140,625 (the $125,000 advance plus a fixed $15,625 finance fee) is repaid, with no prepayment provisions. At December 31, 2025, the Company’s outstanding balance is $82,894 pursuant to this agreement.

Kalamata / Black Olive

Black Olive Capital advanced $400,000 to the Company on August 29 2024 under a revenue-purchase (merchant-cash-advance) agreement. In exchange, the Company sold Black Olive a fixed $516,000 of future receivables and will remit $7,908each week (adjusted bi-weekly to equal 2 % of actual revenues) until the full purchased amount is delivered. The receivables sale is secured by a blanket first-priority lien on the Company’s present and future assets and is personally guaranteed by the owners. Optional early-settlement schedules allow the obligation to be satisfied for $478,000 if paid within 30 days, rising to $493,000 if paid within 180 days. December 31, 2024, the Company’s outstanding balance was $292,738. In October 2025, the Company repaid the outstanding balance in full, and subsequently entered a new agreement on October 22, 2025 in which Black Olive Capital advanced $400,000 in exchange for a fixed $516,000 of future receivables. The Company will remit $7,908 each week (adjusted bi-weekly to equal 2% of actual revenues) until the full purchased amount is delivered. At December 31, 2025, the Company’s outstanding balance is $381,563. For both agreements, the receivables sale is secured by a blanket first-priority lien on the company’s present and future assets and is personally guaranteed by the owners. Optional early-settlement schedules allow the obligation to be satisfied for $478,000 if paid within 30 days, rising to $493,000 if paid within 180 days.

41

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Note Payable-Premier Ventures LLC:

In December 2023, the Company entered into a promissory note with Premier Ventures LLC for aggregate proceeds of $500,000. Interest shall accrue at an annual rate of 12%, as defined in the agreement. Equal payments of $17,044 of principal and interest shall be due and payable monthly until maturity on June 28, 2026. As of December 31, 2025 and 2024, the outstanding balance is $96,045 and $248,252, respectively.

In connection with the note, the Company granted an aggregate of 100,000 warrants to the lender with an exercise price of $0.01 per share. The initial fair value of the warrants was $61,782, which was recognized as a debt discount and will be amortized to interest expense over the life of the notes. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following inputs: stock price of $0.71 per share, estimated life of 5 years, annualized volatility of 134% and risk-free rate of 3.94%. As of December 31, 2024, the debt discount was fully amortized.

9.	RELATED PARTY NOTES PAYABLE

Note Payable-David Kaplan:

In June 2023, the Company entered into a promissory note with David Kaplan and Jenna Gerbino for aggregate proceeds of $120,000. The note’s amended maturity date is December 31, 2026, and interest shall accrue at a rate of 12% per annum. At December 31, 2025 and 2024, the Company’s outstanding principal balance is $120,000, plus $35,040 and $20,440 in accrued interest, respectively, pursuant to this agreement.

In February 2024, the Company entered into a promissory note with David Kaplan for aggregate proceeds of $750,000. The note’s amended maturity date is December 31, 2026 and interest shall accrue at a rate of 6.397% per annum. At December 31, 2025 and 2024, the Company’s outstanding principal and accrued interest balance is $841,557 and $792,114, respectively, pursuant to this agreement.

In February 2025, the Company entered into a promissory note with David Kaplan for aggregate proceeds of $200,000. The note’s amended maturity date is December 31, 2026and interest shall accrue at a rate of 12% per annum. At December 31, 2025, the Company’s outstanding principal balance is $200,000 plus $20,400 in accrued interest pursuant to this agreement.

On January 16, 2025, the Company entered a promissory note with Robert Kaplan and Laurence C. Kaplan for $350,000. The note bears interest at 6.397% per annum, subject to change with the lenders’ brokerage rate, and is payable in full (principal and interest) on the amended maturity date of December 31, 2026. The Maturity Date may continue to be extended by three months upon mutual agreement. As December 31, 2025, the Company’s outstanding principal and accrued interest balance is $371,769.

Note Payable-William Spurgeon:

In July 2023, the Company entered into a promissory note with William Spurgeon for aggregate proceeds of $300,000. Interest shall accrue at an annual rate of 9%, compounding annually. Principal and all accrued interest shall originally become due and payable in one lump sum on the amended maturity date of December 31, 2026. At December 31, 2025, the Company’s outstanding principal balance is $300,000 plus $66,900 in accrued interest pursuant to the agreement. At December 31, 2024, the outstanding balance was $312,983.

42

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

William Schlacks

On September 26, 2024, the Company borrowed $300,000 from William Schlacks under a 12 % annual-interest loan to be repaid in 21 equal monthly installments of approximately $15,888.

In connection with the note, the Company granted an aggregate of 100,000 warrants to the lender with an exercise price of $1.202 per share. The initial fair value of the warrants was $98,698, which was recognized as a debt discount and will be amortized to interest expense over the life of the note. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following inputs: stock price of $1.81044 per share, estimated life of 3 years, annualized volatility of 134% and risk-free rate of 3.49%.

As of December 31, 2025 and 2024, the outstanding balance, net of unamortized discount, is $64,733 and $176,518, respectively.

10.	STOCKHOLDERS’ EQUITY

Authorized and outstanding stock consist of the following:

	December 31, 2025		December 31, 2024
	Authorized	Outstanding	Authorized	Outstanding
Series A preferred	3,061,653	3,061,653	3,061,653	3,061,653
Series B preferred	6,847,022	6,847,022	6,847,022	6,847,022
Series C-1 preferred	6,628,221	4,724,035	6,628,221	1,636,647
Series C-2 preferred	754,095	754,095	754,095	754,095
Common Class A	34,345,667	9,999,999	34,345,667	9,999,999
Common Class B	3,025,000	3,025,000	3,025,000	3,025,000
Common Class C	1,068,220	1,068,220	1,068,220	1,068,220
	55,729,878	29,480,024	55,729,878	26,392,636

During the year ended December 31, 2024, the Company issued 1,636,647 shares of Series C-1 preferred stock. Of these, 36,563 shares were issued upon conversion of a convertible note, and the remaining 1,600,084 shares were issued for net proceeds of $1,772,771.

During the year ended December 31, 2024, the Company issued 754,095 shares of Series C-2 preferred stock upon conversion of a convertible note.

During the year ended December 31, 2025, the Company issued 3,087,388 shares of Series C-1 preferred stock for net proceeds of $4,372,257.

Voting Agreement and Investors’ Rights Agreement

As of December 31, 2025 and December 31, 2024, the Company’s stockholders are governed by a Voting Agreement and an Investors’ Rights Agreement. Prior to conversion to a corporation, the LLC’s unit holders were governed by the LLC agreement which contained provisions similar to the current agreements. Key provisions of the Voting Agreement and Investors’ Rights Agreement are as follows:

43

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Board of Directors

The Company is managed by a Board of Directors (the Board) consisting of five individuals. The Company’s Chief Executive Officer is designated as a board member. Three and two board members are elected by the holders of the Company’s common and preferred stock, respectively.

Conversion Rights

Preferred shares are convertible into common shares at the option of the stockholder at any time prior to the closing of a liquidation event. As of December 31, 2023, each share of preferred stock is convertible into one share of common stock. The conversion rate is subject to adjustment for stock splits, stock dividends, or other events.

In addition, each share of preferred stock will automatically convert into common stock immediately prior to the closing of a firm commitment underwritten public offering, or at the election of the majority of holders of the preferred shares voting as a single class on an as-converted basis. Preferred shares convert into the same number of shares of common stock regardless of whether converted voluntarily or automatically.

Liquidation Rights

In the event of a liquidation, deemed liquidation or dissolution of the Company, all holders of preferred shares will be entitled to a liquidation preference that is senior to holders of the common shares, and which will be calculated as the greater of the original price paid plus any declared but unpaid dividends, or the amount payable had all preferred shares been converted to common shares. Holders of common shares will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of any liquidation preference granted to the holders of preferred shares. Liquidation preferences are as follows:

Series A: $2,691,499 as of both December 31, 2025 and 2024

Series B: $6,225,997 as of both December 1, 2025 and 2024

Series C-1: $8,552,582 and $2,963,051 as of December 31, 2025 and 2024, respectively

Series C-2: $1,133,103 as of both December 31, 2025 and 2024

Approved sale

In the event of an offer from a third party to purchase not less than 50% of the outstanding voting power of the Company, such an offer would have to be approved by the Board and a majority interest of the common and preferred stockholders, each voting as separate classes.

“Drag-along” rights

In the event of an approved sale or a deemed liquidation event, all stockholders would be required to sell a proportionate number of their shares on the same terms and conditions applicable to all other units subject to purchase.

44

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Right of First Offer

If the Company proposes to offer or sell any new securities, the company must first offer such new securities to certain stockholders designated as major investors.

Rights of First Refusal

The Company has the right of first refusal to buy any shares offered by certain stockholders designated as key stockholders. For any portion not purchased by the Company, the stockholders designated as major investors shall have a right a first refusal to purchase those shares.

Warrants

The following is a summary of warrants for the years ended December 31, 2025 and 2024:

	Warrants	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)
Outstanding at December 31, 2023	100,000	$0.01	5.00
Granted	100,000	1.20	3.00
Forfeited	–	–	–
Outstanding at December 31, 2024	200,000	$0.61	3.38
Granted	–	–	–
Forfeited	–	–	–
Outstanding at December 31, 2025	200,000	$0.61	2.38

Vested and expected to vest at December 31, 2025	200,000	$0.61	2.38
Exercisable at December 31, 2025	200,000	$0.61	2.38

In connection with the Premiere Ventures LLC notes (see Note 8), the Company issued 100,000 warrants to purchase Class A common stock. The warrants have an exercise price of $0.01 per share, are immediately exercisable and have a term of 5 years. The fair value of the warrants was $61,782, which was recognized as a debt discount and will be amortized to interest expense over the life of the notes.

As of December 31, 2025, all outstanding warrants were fully vested and there was no remaining unrecorded compensation expense.

Stock-based compensation

The Board is authorized to grant profits interest shares to individuals in exchange for services performed or to be performed for the Company. The total number of shares available for issuance under the plan is 4,788,202. Such shares are intended to be profits interests, as defined by the Internal Revenue Code, and are subject to terms and conditions set forth in each share grant agreement. The grants are subject to a vesting schedule as specified in each grant agreement. No shares were granted and the Company has no unrecognized stock compensation related to unvested stock awards during the years ended ended December 31, 2025 and 2024.

45

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

11.	RELATED PARTY TRANSACTIONS

As of December 31, 2025, accounts payable includes a total of $45,727 due to The Ramble Hotel, which is the location in which the Death & Co Denver company operates. This includes: $13,013 for repairs, maintenance, utilities and other recurring shared expenses, $16,892 for December sales percentage rent, $15,822 for December event commission rent. As of December 31, 2024, accounts payable were $74,626. This includes: $13,564 for repairs, maintenance, utilities and other recurring shared expenses, $31,478 for November and December sales percentage rent, $29,584 for November and December event commission rent.

As of December 31, 2025, accounts receivable includes a total of $146,210 due from The Ramble Hotel. This includes: $29,541 for guest room charges and $116,669 for December 2025 events. As of December 31, 2024, accounts receivable was $181,072. This includes: $28,886 for guest room charges and $152,186 for December 2024 events.

The Company engaged Jenna Kaplan, the spouse of the CEO, to provide consulting services. Total expenses incurred for these services amounted to $81,600 and $72,000 during the years ended December 31, 2025 and 2024, respectively.

The Company has multiple loan agreements with related parties, which are described in Note 9.

12.	SEGMENT INFORMATION

The Company’s operating segments consist of six bar operations: Death & Co. East Village, LLC, Death & Co. Denver, LLC, Death & Co. Los Angeles, LLC, Death & Co DC LLC, Close Company Nashville LLC, Little Co Atlanta LLC, consulting and management services (Proprietors, LLC), and merchandise sales. The operations of Gin & Luck Hotel Holdings have consisted of investments in joint ventures. Death & Co. Proprietors, LLC has no revenue, expenses, assets or liabilities as of December 31, 2025 and 2024.

Segment information for revenue is presented below:

	2025	2024
Revenues:
Bar and restaurant operations (point in time)	$13,782,296	$12,586,834
Merchandise sales (point in time)	707,581	829,183
Consulting and management services (over time)	910,074	174,203
	$15,399,951	$13,590,220

13.	EARNINGS PER SHARE

Earnings per share is computed by dividing net income (loss) available to common shareholders by the number of shares of common stock outstanding as of the end of the reporting period. As of December 31, 2025 and 2024, there are no differences between basic and diluted earnings per share.

46

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

The following table sets forth the calculation of basic and diluted earnings per share as of December 31, 2025 and 2024:

		Exchange	December 31,
	Shares	Ratio	2025	2024
Series A convertible preferred stock	3,061,653	1	3,061,653	3,061,653
Series B convertible preferred stock	6,847,022	1	6,847,022	6,847,022
Series C-1 convertible preferred stock	4,724,035	1	4,724,035	1,636,647
Series C-2 convertible preferred stock	754,095	1	754,095	754,095
Warrants			200,000	200,000
Total potentially dilutive shares			15,586,805	12,499,417

	Year Ended December 31,
	2025	2024
Numerator:
Net loss	$(4,146,232)	$(3,368,524)
Denominator:
Weighted average common shares outstanding - basic & diluted	14,093,219	14,093,219
Net loss per share - basic & diluted	$(0.29)	$(0.24)

14.	INCOME TAXES

The Company accounts for income taxes using FASB ASC 740, Income Taxes (“FASB ASC 740”). Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company evaluates uncertainty in income tax positions taken or expected to be taken on a tax return based on a more-likely-than-not recognition standard. If that threshold is met, the tax position is then measured at the largest amount that is greater than 50% likely of being realized upon ultimate settlement and is recognized in the Company’s financial statements. To the extent that the Company’s estimates change or the final tax outcome of these matters is different than the amounts that have been recorded, such differences will impact the income tax provision when such determinations are made. If applicable, the Company records interest and penalties as a component of income tax expense. As of December 31, 2025 and 2024, there were no accruals for uncertain tax positions. Tax years from January 1, 2022 through the current year remain open for examination by federal and state tax authorities.

47

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Significant components of the Company’s deferred tax assets and liabilities as of December 31 are as follows:

	2025	2024
Intangible assets	$156,589	$163,067
ASC 842 leases, net	541,427	124,671
Deferred revenue	–	140,155
Gift cards	13,465	10,241
Federal NOL carryforward	2,390,479	1,327,658
State NOL carryforward	424,004	206,083
Depreciation	(947,573)	(377,591)
Valuation allowance	(2,578,391)	(1,594,284)
Net non-current deferred tax asset	$–	$–

Net Operating Loss Carryforwards.

As of December 31, 2025 and 2024, the Company has federal NOL carryforwards of approximately $11,300,000 and $6,300,000, respectively. All NOLs were generated after the Company’s C-corporation conversion on October 8, 2020 and are therefore post-Tax Cuts and Jobs Act (TCJA) NOLs, which carry forward indefinitely but are limited to 80% of taxable income in any given year. The Company has not utilized any NOL carryforwards to date due to ongoing taxable losses.

Valuation Allowance.

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. After consideration of all evidence, both positive and negative, management has determined that it is not more likely than not the Company will realize the benefits of the deferred tax assets and therefore a full valuation allowance has been recorded. The valuation allowance changed by approximately $980,000 and $300,000 during the years ended December 31, 2025 and 2024, respectively.

Income Taxes Paid

The Company paid nominal state and local income taxes during the years ended December 31, 2025 and 2024.

15.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under non-cancelable operating lease agreements for bar locations.

48

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Death & Co. East Village, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in New York. The lease requires fixed monthly payments, which escalate every 12 months as defined in the agreement. The lease expires in September 2027.

Death & Co. Denver, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Denver, Colorado. The lease requires fixed monthly payments, which escalate every 12 months as defined in the agreement. The lease expires in April 2028 and includes two options to renew for terms of five years each. The Company anticipates renewing the lease for the first option of five years, in which the expiration date will become April 2033.

The Company has an agreement with the hotel in which it operates, under which the hotel subsidizes certain labor expenses related to morning kitchen service staff. The hotel also oversees event scheduling for which the company provides food, beverages and labor.

Death & Co. LA, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Los Angeles, California. The lease requires fixed monthly payments, which escalate every 12 months as defined in the agreement, with a starting monthly base rent of $10,325. The lease expires in May 2034 and includes two options to renew for terms of five years each.

Death & Co. DC, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Washington, D.C. The lease requires fixed monthly payments, which escalate every 12 months as defined in the agreement. The lease expires in June 2032 and includes options to renew one additional terms of five years.

Little Co Atlanta, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Atlanta, Georgia. The lease commenced in October 2025. The lease requires minimum fixed payments, which escalate every 12 months as defined in the agreement. The lease expires in October 2040.

Close Company Nashville, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Nashville, Tennessee. The lease commenced in May 2025, with a rent-free period through November 2025. The lease requires fixed monthly payments, which escalate every 12 months as defined in the agreement. The lease expires in November 2035.

49

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Supplemental balance sheet and cash flow information related to leases are as follows:

	December 31,
	2025	2024
Operating leases
Assets
Right of use asset	$5,106,411	$3,853,076

Liabilities
Current portion of right of use liability	$679,576	$674,152
Right of use liability	6,290,267	3,651,479
Total operating lease liabilities	$6,969,843	$4,325,631

Weighted average remaining lease term (years)	9.09	7.73
Weighted average discount rate	1.64%	1.46%

	Year Ended December 31,
	2025	2024
Cash payments on lease liabilities	$529,193	$479,859
Right-of-use assets obtained in exchange for operating lease obligations	2,677,778	–

As of December 31, 2025, future minimum lease payments under the Company’s non-cancelable operating leases are estimated to be as follows:

Year Ended December 31,	Operating Leases
2026	$790,648
2027	816,958
2028	785,960
2029	802,860
2030	820,219
Thereafter	3,578,894
Total lease payments	7,595,539
Less imputed interest	(625,696)

Present value of lease liabilities	$6,969,843

Legal Matters

The Company is a party to various claims, complaints, and other legal actions that have arisen from time to time in the ordinary course of business. The Company believes that the outcome of such pending legal proceedings will not have a material adverse effect on the Company’s consolidated financial condition, results of operations, or cash flows.

50

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

16.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred through April 28, 2026, the date on which the consolidated financial statements were available to be issued. Except as noted below, management is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the issuance of this report that would have a material impact on the consolidated financial statements.

In March 2026, the four outstanding David Kaplan notes detailed in Note 9 were terminated and considered fully satisfied in exchange for four convertible promissory notes. After two years from the date of the notes, David Kaplan can demand full repayment of all unpaid principal and interest if the balances have not already been converted to equity. The notes have conversion features, as defined in the agreements.

51

ITEM 8. INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1*	Second Amended and Restated Certificate of Incorporation
2.2*	Certificate of Correction of Articles of Incorporation
2.3*	Form of Certificate of Amendment
2.4*	Bylaws
3.1*	Second Amended & Restated Investors’ Rights Agreement
3.2*	Second Amended & Restated Voting Agreement
4.1*	Form of Series C-1 Preferred Stock Subscription Agreement
6.1*	TA Agreement with Dealmaker
6.2*	Regulation A Services Agreement
99.1*	Form of Board Consent
99.2*	Form of Stockholder Consent

*Previously filed

52

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Los Angeles, State of California, on April 30, 2026.

Gin & Luck Inc.

By: /s/ David J. Kaplan
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons in the capacities and on the dates indicated.

By: /s/ David J. Kaplan
David J. Kaplan, Director
Date: April 30, 2026
By: /s/ Alex Day
Alex Day, Director
Date: April 30, 2026

By: /s/ Leland O’Connor

Leland O’Connor, Director

Date: April 30, 2026

By: /s/ Ravi Lalchandani
Ravi Lalchandani, Director
Date: April 30, 2026

By: /s/ William Spurgeon
William Spurgeon, Director
Date: April 30, 2026

53